UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPC RESIDENTIAL PROPERTIES TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	47-1601309
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10250 Constellation Boulevard, Suite 2770 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(310) 728-1201

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

None

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

Common Stock,

par value $0.01 per share

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

OPC RESIDENTIAL PROPERTIES TRUST, INC.

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Cautionary Note Regarding Forward-Looking Statements

This General Form for Registration of Securities on Form 10 (this “Form 10”) may contain forward-looking statements, regarding, among other things, our plans, strategies and prospects, both business and financial. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Form 10 is filed with the Securities and Exchange Commission (the “SEC”). Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements contained in this Form 10. Important factors that could cause actual results to differ materially from the forward-looking statements are disclosed in “Item 1A. Risk Factors.”

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Item 1.	Business

General

Except where the context suggests otherwise, the terms “we,” “us,” “our” and “our company” refer to OPC Residential Properties Trust, Inc., a Maryland corporation.

We are filing this Form 10 to register our shares of common stock, $0.01 par value per share (our “common stock”), pursuant to Section 12(g) of the Exchange Act. As a result of our voluntary registration of our common stock pursuant to the Exchange Act, following the effectiveness of this Form 10, we will be subject to the requirements of the Exchange Act rules. In particular, we will be required to file Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K, and Current Reports on Form 8-K and otherwise comply with the disclosure obligations of the Exchange Act applicable to issuers filing registration statements to register a class of securities pursuant to Section 12(g) of the Exchange Act. We are voluntarily registering our common stock pursuant to Section 12(g) of the Exchange Act in order to provide our stockholders with access to public disclosure regarding our business and operations of the type required in the reports filed under the Exchange Act and to enable our company to qualify as an eligible offshore investment for a Qualified Domestic Institutional Investor (“QDII”) vehicle under the rules of the China Securities Regulatory Commission (“CSRC”). For additional discussion, see “QDII Investment” below.

We were incorporated as a Maryland corporation on August 13, 2014 to invest in a portfolio of single-family homes for rental. We initially issued 500 shares of our common stock to Oak Pass Capital Management Inc., a California corporation (“OPCM”), in exchange for $5,000, and as of the date hereof OPCM is our sole stockholder. We are authorized to issue up to 990,000 shares of common stock and up to 10,000 shares of preferred stock, par value $0.01 per share.

We are externally managed and advised by OPC REIT Management, LLC, a Delaware limited liability company and wholly owned subsidiary of OPCM (our “Advisor”). Substantially all of our business is conducted through OPC Residential Properties, L.P., a Delaware limited partnership formed on August 25, 2014 (our “Operating Partnership”). We are the general partner of our Operating Partnership and our Advisor is the sole limited partner of our Operating Partnership. Our Advisor will oversee the acquisition, management and disposition of the portfolio. Our Operating Partnership will enter into joint ventures with experienced regional operating partners with respect to each of the geographic regions in which we intend to acquire properties. Pursuant to the joint venture agreements, these operating partners will be expected to manage the day-to-day operations of our properties, work with our Advisor to establish and execute a business plan for our target markets, help procure debt financing, and assist in the sale of our investments. Since inception, we have been in the developmental stage and we have conducted no operations, other than organizational activities and the preparation of this Form 10. We do not own any real properties or real estate related assets.

We intend to qualify as a real estate investment trust (“REIT”), under the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), beginning with our taxable year ending December 31, 2014 or our taxable year in which our material operations commence. Our corporate office is located at 10250 Constellation Boulevard, Suite 2770, Los Angeles, CA 90067 and our telephone number is (310) 728-1201.

QDII Investment

A QDII is an institutional investor that has met certain qualifications to invest in offshore securities markets and financial products. In the People’s Republic of China (the “PRC”), the QDII program allows selected commercial banks, investment managers, brokers and insurance companies that have been approved as QDIIs to invest client assets in overseas markets. We were formed primarily to provide a Chinese QDII investment vehicle with an opportunity to invest in a real estate investment vehicle that has elected to be taxed as a REIT for federal income tax purposes. We are voluntarily registering our common stock pursuant to the Exchange Act in part in order to meet the criteria for qualification as an eligible offshore investment for a QDII under CSRC regulations, which require that our shares of common stock be registered under the Exchange Act.

Following the effective date of this Form 10, the HFT - Industrial Bank - CITIC Securities QDII One-To-Many Asset Management Plan , a group investment plan for Chinese residents organized under the laws of the PRC (the “QDII Investor”), will invest not less than $30 million and up to $100 million in our company in exchange for shares of our common stock. The QDII Investor’s primary investment objective is to invest in a publicly registered REIT that directly or indirectly invests in properties leased for residential purposes in the United States. The QDII Investor will acquire shares of our common stock from time to time in multiple closings as the QDII Investor raises additional capital from its Chinese investors. We anticipate that the initial sale of shares of our common stock to the QDII Investor will occur when the QDII Investor has raised the equivalent of $30 million in capital from its Chinese investors. The shares of our common stock acquired by the QDII Investor will be held by Brown Brothers Harriman, a bank which serves as the required offshore custodian for the assets of the QDII Investor. The sale of the shares of our common stock purchased by the QDII Investor will be exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act.

The QDII Investor will have a term of three years, with the initial three year term subject to an extension for an additional year at the discretion of the QDII Manager. The individual investors in the QDII Investor will be Chinese residents who acquire shares of the QDII Investor in securities offerings regulated under Chinese law. HFT Investment Management Co., Ltd., a Chinese fund management company authorized by the CSRC as a QDII fund management company (the “QDII Manager”), will act as the manager of the QDII Investor pursuant to the terms of an asset management agreement with the QDII Investor (the “QDII Asset Management Agreement”). The QDII Manager has retained SC Investment Advisors Pte. Ltd., a Singapore corporation (“SCIA”), to act as the QDII Manager’s advisor with respect to the QDII Investor’s investment in our common stock pursuant to an investment advisory agreement. SCIA has entered into a sub-advisory agreement with our Advisor (the “Sub-Advisory Agreement”) pursuant to which our Advisor will provide SCIA with certain investment advice and other services.

In addition to the investments in our common stock to be made by the QDII Investor, following the effective date of this Form 10, OPC Residential Properties Investor, L.P., a Delaware limited partnership formed on August 25, 2014 (the “US L.P.”), will invest up to $50 million in shares of our common stock from time to time as the US L.P. raises capital from its limited partners. Our Advisor will serve as the sole general partner of the US L.P. The individual limited partners in US L.P. will be Chinese residents with U.S. dollars available for investment. The sale of the limited partnership units purchased by the limited partners of the US L.P. will be exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act. The shares of our common stock purchased by the US L.P. will be issued in private placements exempt from registration under the Securities Act.

We intend to use substantially all of the proceeds received from our sale of shares of our common stock to the QDII Investor and the US L.P. to invest in a portfolio of single-family homes as rental properties.

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board is comprised of three members, two of whom are independent of us and our Advisor and its affiliates. Our directors will be elected annually by our stockholders. Biographical information regarding our directors is set forth under “Directors and Executive Officers.”

Our Advisor

We are externally managed and advised by our Advisor. Our Advisor is a wholly owned subsidiary of OPCM, a privately-held real estate investment firm formed in 2011 for the purpose of strategically acquiring and managing commercial real estate assets throughout the United States. OPCM was founded by Charles P. Toppino, our President and Chief Executive Officer and the chairman of our board of directors. Mr. Toppino has over 30 years’ experience in the commercial real estate industry. OPCM is designed to identify, acquire, finance and manage commercial, multifamily and hospitality real estate equity and debt investments. Our Advisor’s management team is led by Mr. Toppino.

Pursuant to the terms of the Advisory Agreement that we intend to enter into with our Advisor, our Advisor will manage our day-to-day activities and oversee the sourcing, underwriting, acquisition, financing, management and disposition of our real estate portfolio. Our Advisor will form an Investment Committee comprised of six members, three of whom will be voting members and three of whom will be non-voting observers. The three voting members of the Investment Committee will be appointed by our Advisor, and the three observer members will be recommended by SCIA and appointed by our Advisor. The Investment Committee will assist our Advisor in overseeing our investment strategy and investment decisions on behalf of our Advisor, in conformity with investment guidelines and such other policies as are approved by our board of directors.

Pursuant to the terms of the Advisory Agreement, our Advisor will be entitled to receive asset management fees from our Operating Partnership. Our Advisor will also be issued a special limited partnership interest pursuant to the limited partnership agreement of our Operating Partnership in exchange for its initial investment of $1,000 in the Operating Partnership and in consideration of the services to be provided to us and the Operating Partnership. As the holder of this special limited partnership interest, our Advisor will be entitled to compensation in the form of cash distributions, provided that certain thresholds of average annual returns to our stockholders have been met. For additional information, see “Certain Relationships and Related Transactions.”

Our Operating Partners

Our Operating Partnership will enter into a joint venture with an experienced regional operating partner with respect to each of the geographic regions in which we intend to invest. We will indirectly own our interest in our properties through these joint ventures with our operating partners. Our Advisor intends to select operating partners that have extensive experience in the single-family rental sector and have the expertise to facilitate and execute our business strategy to meet commercial standards in targeted U.S. markets. These operating partners will have existing infrastructure in their respective geographic markets and will help identify, underwrite, price and acquire our assets. Working with our operating partners, our Advisor will source individual or portfolio property acquisitions for our company through foreclosure and trustee auctions from private owners or banks, marketed assets through brokerages, the Multiple Listing Services (MLS) or direct acquisitions from operators, private investors or banks. Our Advisor intends to select operating partners that have the demonstrated experience and track record necessary to efficiently renovate homes to a high standard that will appeal to our target renters’ preferences. This will enable us to attract qualified tenants and provide a high level of service and product quality to help retain our tenants. We anticipate that our operating partners will invest, through the joint ventures with our Operating Partnership, approximately 2.0% of the acquisition and renovation costs of the properties we acquire.

Our Advisor has selected Pintar Investment Company, LLC, a California limited liability company (“Pintar”), to serve as the regional operating partner for the states of California, Arizona and Nevada, which will initially be the focus of our acquisition strategy. Founded in 2008 by Jeff Pintar, Pintar is a fully integrated real estate firm with expertise in management, acquisition, disposition, development and redevelopment of residential and commercial real estate projects throughout the United States. As discussed below, Pintar’s affiliated property management company, Vertical Real Estate Services, Inc., currently has approximately 4,000 single family homes under management, the majority of which are concentrated in Western states. Pintar has developed a proprietary information technology platform that tracks each home throughout its life cycle from acquisition, renovation, lease-up and disposition to help maximize the value of the asset and create efficiencies across Pintar’s portfolio.

Pursuant to a joint venture agreement to be entered into between Pintar and our Operating Partnership, Pintar will be entitled to receive certain fees and compensation, including acquisition fees, asset management fees and a promote interest. For additional discussion, see “Certain Relationships and Related Transactions.”

Property Management

Vertical Real Estate Services, Inc. (formerly Port Street Realty Corporation), or Vertical, a California corporation and an affiliate of Pintar, will be retained by our Operating Partnership to manage, lease, renovate and sell properties held in the joint venture with Pintar. Founded in 2012 by Jeff Pintar, Vertical is a real estate services platform which offers vertically integrated general brokerage, property management and construction management services to individual and institutional owners of single family homes. Vertical currently manages a portfolio of approximately 4,000 single family homes, consisting of 2,800 homes in California, 350 homes in Nevada, 200 homes in Arizona, and 750 homes in Georgia. In addition, Vertical’s brokerage business transacts approximately 50 brokerage transactions a month in California and Nevada. Vertical will be entitled to receive asset management, leasing and brokerage fees. For properties acquired in joint ventures with other operating partners, our Operating Partnership will engage other qualified property management firms to perform comparable services for market-based fees.

Structure Chart

The following chart illustrates our organizational structure, after giving effect to the initial investments in our company by the QDII Investor and the US L.P. and certain other agreements that we intend to enter into, as described herein:

Onshore (PRC)
Chinese Investors with Renminbi (RMB)
Capital
Onshore Custodian Bank
QDII Investor
Capital
QDII Manager (1)
Trusteeship
Offshore Custodian Bank
SC Investment Advisors Pte., Ltd. (2)
Chinese Investors with USD
Capital
OPC Residential Properties Investor, L.P. ("US L.P.")
General Partner
Common Stock
Common Stock
Offshore (US)
OPC Residential Properties Trust, Inc. ("Company")(4)
Advisory Agreement
OPC REIT Management, LLC ("Advisor") (2)
Pintar Investment Company, LLC ("Pintar")
General Partner
Limited Partner
OPC Residential Properties L.P. ("Operating Partnership")
Manager
Member
OPC REIT Management, LLC ("Advisor")
Joint Venture with Pintar (limited liability company)
Joint Venture with Operating Partner (3)
Joint Venture with Operating Partner (3)
Vertical Real Estate Services, Inc. (Property Manager)
Residential Portfolio
Residential Portfolio
Residential Portfolio

(1)	The QDII Manager is advising the Chinese investors in the QDII Investor pursuant to the QDII Asset Management Agreement.
(2)	The QDII Manager has retained SCIA to provide investment recommendations pursuant to an investment advisory agreement. SCIA has entered into the Sub-Advisory Agreement with our Advisor pursuant to which our Advisor will provide SCIA with certain investment advice and other services.
(3)	Represent potential joint ventures with other regional operating partners which our operating partnership may enter into.
(4)	We initially issued 500 shares of our common stock to Oak Pass Capital Management Inc., a California corporation, in exchange for $5,000, and as the date hereof OPCM is our sole stockholder.

Industry Overview

Residential housing is the largest real estate asset class in the United States with a size of approximately $20.2 trillion, according to the 2014 first quarter Federal Reserve Financial Accounts of the United States. The housing bubble in the years leading up to the subprime crisis of 2007 and 2008 created a shift in homeownership measured by a significant increase in homeownership rates across the United States. Low interest rates and weak bank lending underwriting standards allowed many residents who lacked sufficient income with weak credit to purchase homes they could not afford if general economic conditions slowed or if housing prices declined. As default rates increased on residential loans originated in 2006 and 2007 due to weak underwriting standards, availability of mortgage financing decreased and home prices began to decline. These factors began a precipitous slide toward what is now considered the Great Recession, as many financial institutions holding these mortgages began to reduce lending levels not only on residential assets, but several other assets classes in the general economy. Losses at these financial institutions accelerated, triggering further asset sales to the point where the US government began injecting capital to support these financial institutions. In the wake of this financial crisis many industries were affected and millions of homeowners were unable to support the loans and subsequently defaulted on them. The wave of foreclosures put pressure on home values and caused the dramatic decline of home prices of approximately 35% in some of the largest U.S. housing markets (as measured by the not-seasonally adjusted S&P/Case-Shiller Composite 20 Home Price Index from its peak on July 1, 2006 to its trough on March 1, 2012).

Prior to the Great Recession, single-family rental properties were managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. However larger investors and national owner-operators have recently began to acquire large numbers of homes at distressed values seeking to generate attractive rental cash flow streams and benefit from potential future home price appreciation. Over the past few years five major companies focused on single-family rental property investing became listed on the New York Stock Exchange (NYSE), validating the institutional nature of the asset class. These companies include: American Homes 4 Rent, Starwood Waypoint Residential Trust, Silver Bay Realty Trust Corp., American Residential Properties Inc. and Altisource Residential Corp. In addition, there are numerous large private companies that are investing in the sector, including Blackstone, Colony Capital and other institutional private equity funds.

Over the past two years, the U.S. rental housing market has begun a sustained recovery. We believe that the following factors should sustain the single-family rental asset class in generating attractive risk-adjusted returns through both current and growing yield, as well as through home price appreciation, during the period in which we intend to acquire and hold our real property portfolio.

•	Shortage of newly built U.S. housing supply: According to the U.S. Census Bureau, over the 15 year period between 1993 and 2007, an average of 1.6 million newly constructed single family homes were completed each year. In contrast, between 2008 and 2013, new home completions averaged 556,000 per year (65% below the 15-year average).

•	Population growth remains strong: According to the U.S. Census Bureau, the U.S. population continues to grow by approximately 2.3 million people per year.

•	Existing home inventories at record lows: The share of existing homes available for sale as a percent of the U.S. population is at record lows and is 36% below the long-term average.

•	Home price levels remain attractive: Current market values are at 2004 levels nationally. Although mortgage rates rose from 3.7% to 4.5% over the past two years, they remain 23% below 2004 levels. 30-year fixed mortgage rates could rise from the current level of 4.5% to 6.2% and housing costs would still be in line with the long term average relative to household income.

•	Lack of household credit: Many households cannot afford to purchase a home due to bad credit, loan documentation issues, high levels of debt, and home prices now being out of reach.

•	Discount to replacement costs: Market prices from homes in various areas across the U.S. are below the cost to construct the home.

•	Capital markets liquidity: Availability of debt capital for single family residential for rent portfolios and financing is becoming more available as the securitization market for residential investment properties increases. Additionally, bank lending should increase as more institutional investors own portfolios of properties.

Investment Strategy and Policies

We intend to target single family home acquisitions in select markets across the U.S. The homes we acquire will be single family homes, townhomes or condominiums. Each home will typically range in size from 1,000 to 2,000 square feet and will typically have two to four bedrooms. We anticipate that our primary initial markets for investment will be California, Nevada and Arizona. Within the primary markets, we intend on specifically focusing on investing in California, Phoenix and Las Vegas. Secondary target markets will include Texas, Georgia and Florida, although we may invest in any market or region in the U.S.

If it were treated as an independent nation, California would rank as the 8th largest economy in the world. California has the largest population in the U.S. and has over a $2.0 trillion annual GDP. Phoenix is the largest city and the state capital of Arizona. The metro area of Phoenix has a total population of 4.3 million. Las Vegas is the largest city in the state of Nevada. The metro area of Las Vegas has a total population of 2.0 million and Las Vegas is one of the top tourist destinations in the world with over 40 million visitors annually.

The areas that we will focus our acquisitions will be in the areas that were the hardest hit during the last economic recession in the U.S. California, Phoenix and Las Vegas are dynamic economic centers of the United States and are enjoying a strong economic rebound. Due to their strong economies and year-round good weather, these areas have continually been strong population growth centers of the U.S. and are expected to continue with this trend in the future. The assets that we will be targeting will be entry-level homes for working class families The target communities will appeal to families who have children who would like to have a larger house (i.e., 1,200-2,000 square feet) compared to living in an apartment complex (i.e., 800-1,000 square feet).

Sourcing

Our acquisition platform will benefit from our operating partners’ experience in acquiring, renovating, leasing, managing and disposing of single-family rental homes. We anticipate that the majority of our acquisitions will originate from the following three channels:

•	Auctions: We intend to acquire properties at auction, which are conducted when a lien holder forecloses on a lien. The property is sold at auction, either by a court or trustee, to extinguish the debt owed to the lien holder. The auction process varies based upon differences in state and local laws.

•	Broker purchases (including MLS REO and short sales): We intend to acquire assets through direct contracts with various property owners. Most of these single purchases will involve sales of REO or short sales listed though a broker or MLS. “REO” refers to real estate owned by financial institutions and “short sales” refer to properties sold by a homeowner for an amount less than what is owned.

•	Portfolio acquisitions: We may also acquire portfolios of assets from private owners of single family properties. Typically, these portfolios were purchased individually by investors at auctions as REO and short sales over the past few years and have been renovated, leased and accumulated by the owner.

The regional operating partners have developed detailed screening processes to evaluate target investments. The screening process involves analyzing various property attributes including: location, construction type, market segmentation, property condition, local demographics, leasing rental rates and recent sales comparables. The operating partners will conduct site visits to evaluate the condition of each property. Under an auction scenario, the operating partners will inquire whether the current occupant of the house has an interest in leasing the house after the sale. Considering these factors, the operating partner will recommend a purchase price for our Advisor’s approval. Our Advisor will retain ultimate approval rights with respect to all major decisions relating to the acquisition, renovation, leasing, management, financing and disposition of our properties.

Renovation

Once possession of a property is completed, the operating partner will thoroughly inspect the home to assess its physical condition to finalize the budget for its renovation. The operating partner will also evaluate improvements that will benefit the leasing of the home and the overall value of the property. Each operating partner has established relationships with many home improvement professionals in its region, including contractors, electricians, plumbers, painters, HVAC specialists, locksmiths, carpet installers, landscapers and cleaning companies. Because of their scale of operations, the operating partners have negotiated discount pricing due to the volume of single family homes they have acquired and are managing.

Leasing

The operating partners will determine the rental rate for each home based on market conditions. The rental rate will be determined by several factors, including prevailing rates for comparable properties, size of the home, neighborhood characteristics and proximity to amenities like schools, retail shopping centers and public transportation. Each operating partner has existing relationships with local leasing agents who interface with potential tenants and the operating partner’s internal leasing staff. Properties are marketed using a variety of methods, including MLS and internet-based strategies. Pintar, the operating partner for the states of California, Arizona and Nevada, has an average leasing time across its portfolio after completion of the renovation of 30 days.

Financing

We anticipate that our assets will be financed on a portfolio level basis at an approximate 55 to 65% loan to acquisition cost. We will use our best efforts to have an acquisition loan facility in place prior to making real estate purchases. Lenders will also advance proceeds for the renovation costs of the property to expedite the timing for lease up of the homes we acquire. Our board of directors has adopted a policy that the financing leverage ratio of our portfolio may not exceed 70% of our total assets by value.

Liquidity Strategy

There is no public market for our shares of common stock and we do not expect that any such market will develop. In addition, we do not intend to offer a share repurchase program to our stockholders. As a result, our stockholders have limited liquidity with respect to their investment.

In the future, our board of directors will consider alternatives for providing liquidity to our stockholders, which we refer to as a liquidity event. A liquidity event may include the sale of our portfolio of assets or a subset of our portfolio, a sale or merger of our company or a listing of our shares on a national securities exchange. In making the decision regarding which type of liquidity event to pursue, our board of directors will try to determine which available alternative method would result in the greatest value for our stockholders. The timing of any such liquidity event will be dependent upon economic and market conditions; provided, however, that in any event we intend to commence an appropriate liquidity event or combination of liquidity events no later than the 37 month following the commencement of the term of the QDII Investor in order to ensure that a liquidity event has been completed by the termination of the four year term of the QDII Investor (assuming the extension of the initial three-year term of the QDII Investor for an additional calendar year).

Regulation

General

Our properties will be subject to various covenants, laws and ordinances and certain of our properties may also subject to the rules of the various community HOAs where such properties are located.

Fair Housing Act

We will be required to comply with The Fair Housing Act, or FHA, its state law counterparts and the regulations promulgated by HUD and various state agencies, which prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability.

Environmental Matters

As an owner of real estate, we will be subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties.

REIT Qualification

We intend to elect to qualify as a REIT commencing with our taxable year ending December 31, 2014 or our taxable year in which our material operations commence. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code relating to, among other things, the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. We believe that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT.

So long as we qualify as a REIT, we generally will not be subject to federal income tax on our REIT taxable income that we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we fail to qualify as a REIT. Even if we qualify as a REIT, we may be subject to certain federal, state and local taxes on our income or property.

Competition

We will face competition from different sources in both acquiring and renting our properties. We believe our primary competitors in acquiring our target properties through individual acquisitions will be individual investors, small private investment partnerships seeking to acquire investment properties that can either be rented or restored and sold, and larger investors, including private equity funds and public and private REITs, that are seeking to capitalize on the same market opportunities that we have identified. Our primary competitors in acquiring portfolios are private equity investors, other REITs and sizeable institutional investors. These same competitors may also compete with us for tenants. Competition may increase the prices for properties that we seek to purchase, reduce the amount of rent we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields.

Seasonality

Our investments will not be materially impacted by seasonality.

Employees

We have no paid employees. Our executive officers are employees of our Advisor or its affiliates and are not compensated by us for their service as our officers.

Item 1A.	Risk Factors.

You should consider carefully the risks described below and the other information in this Form 10, including our consolidated financial statements and the related notes included elsewhere in this Form 10. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations.

Risks Related to Our Business

We are an early entrant in an emerging industry, and the long-term viability of our business strategy is unproven.

Large-scale investment in single-family residential homes as investment properties for rent is a relatively recent industry that emerged out of the mortgage and housing crisis that began in late 2007. Prior to that time, single-family homes were generally not viewed as a viable asset for investment on a large scale. Consequently, the long-term viability of single-family residential investment strategies at an institutional scale has not yet been proven. As an early entrant in this emerging industry, we are subject to the risk that large-scale investment in single-family rental homes may not prove to be a viable business strategy. If our investment strategy is ultimately not viable, we may not be able to achieve the growth in the value of the assets we intend to acquire and the profitability of our operations that we seek.

We and our advisor are recently organized companies with a limited operating history, and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our stockholders.

We were incorporated on August 13, 2014 and have no prior operating history. We may not be able to successfully operate our business or achieve our investment objectives. Our financial condition, results of operations and ability to make or sustain distributions to our stockholders will depend on many factors, including:

•	our ability to identify attractive acquisition opportunities that are consistent with our investment strategy;

•	our ability to consummate acquisitions on favorable terms;

•	our ability to achieve high occupancy rates and target rent levels;

•	our ability to contain restoration, maintenance, marketing and other operating costs;

•	real estate appreciation or depreciation in our markets;

•	the level and volatility of interest rates, and our access to short- and long-term financing on favorable terms;

•	our ability to absorb costs that are beyond our control, such as real estate taxes, home owners association (“HOA”) fees, insurance premiums, litigation costs and compliance costs;

•	our ability to adapt to judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rents;

•	our ability to respond to changes in population, employment or homeownership trends in our markets;

•	economic conditions in our markets, as well as the condition of the financial and real estate markets and the economy generally;

•	our ability to identify and enter into joint ventures with qualified regional operating partners; and

•	our ability to qualify as a REIT.

As of the date of this Form 10, we have not purchased any real estate or made any other investments, and we have not identified any probable investments. Our prospects should be evaluated in light of the risks, uncertainties and difficulties frequently encountered by newly formed companies that are, like us, in their early stage of development.

There is no public market for our shares of common stock and an active trading market for our common stock may never develop.

There is no public market for our shares of common stock and there can be no assurance that any such market will ever develop, and our charter does not require that we list our shares on any public securities market or provide any other type of liquidity to our stockholders by a particular date. The shares of our common stock we have issued and will issue have not and will not be registered under the

Securities Act or the securities laws of any state and may not be transferred or resold except as permitted under the Securities Act and applicable state securities laws pursuant to registration or exemption therefrom. In addition, our shares are subject to restrictions on transferability and resale designed to protect our status as a REIT and to resale restrictions pursuant to Regulation S under the Securities Act.

We are a “blind pool” and have not identified any specific potential investments.

Neither we nor our Advisor has identified, acquired or contracted to acquire any properties. As a result, our investors will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments before we make them. We must rely on our Advisor, our operating partners and our board of directors to implement our investment strategy and policies, to evaluate our investment opportunities and to structure the terms of our investments. There is no guarantee that we will identify suitable investments for acquisition.

If our Advisor or any of our operating partners were to lose key personnel or we were to lose the services of our Advisor or our operating partners, our ability to run our business could be adversely affected.

We are reliant upon our Advisor and our operating partners to successfully manage and operate our business, identify potential investment opportunities and manage our properties. We will also be relying to a substantial extent on the experience, relationships and expertise of the senior management and other key employees of our Advisor and our operating partners. There can be no assurance that these key individuals will remain in the employ of our Advisor and our operating partners, or that our Advisor and our operating partners will be able to continue to efficiently hire and retain highly skilled personnel. The loss of the services of the services and advice of our Advisor or any of our operating partners or any of such key individuals could have a material adverse effect on our operations.

The availability and timing of cash distributions is uncertain.

Although our distribution policy is to use our cash flow from operations to make distributions, our organizational documents permit us to pay distributions from any source. We expect to have little, if any, cash flow from operations available for distribution until we make substantial investments. If we fund distributions from financings or the net proceeds of our private offerings of common stock, we will have fewer funds available for investment in properties than if our distributions came solely from cash flow from operations. Further, because we may receive income at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of cash flow that we expect to receive during a later period and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings to fund our distributions, but we may determine to use net proceeds of our private offerings when borrowings are not available or if our board of directors determines it is appropriate to do so.

If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, which could negatively impact your investment.

We are dependent upon the proceeds of our private offerings of shares to the QDII Investor and the US L.P. to fund our investment activities, and the amount of funds the QDII Investor and the US L.P. invest in our company is out of our control. The fewer funds we receive from the QDII Investor and the US L.P., the fewer investments we will be able to make, resulting in less diversification in terms of the number of investments we own and the geographic regions in which our properties are located. Further, in our early stages of growth we may not be able to achieve portfolio diversification consistent with our longer-term investment strategy, increasing the likelihood that any single investment’s poor performance would materially affect our overall investment performance. Our inability to raise substantial funds and make investments would also increase our fixed operating expenses as a percentage of gross income. Each of these factors could have an adverse effect on our financial condition.

We will face significant competition.

Recently, several investors have begun acquiring single-family homes on a large scale. Traditionally, foreclosed properties and loans secured by properties in pre-foreclosure were sold individually to private home buyers and small-scale investors. The sale of these assets in portfolios and the entry into this market of large, well-capitalized investors are relatively recent trends, which we expect to intensify in the near future. Other REITs and investment funds have recently deployed, or are expected to deploy in the near future, significant amounts of capital in the single-family housing sector and may have investment objectives that overlap with ours. In acquiring our target assets, we will compete with a variety of well-capitalized real estate investors, including pension funds, individual home buyers, banks, insurance companies, public and private real estate investors, such as REITs, real estate limited partnerships and other entities engaged in real estate investment activities. Some of our competitors may be larger and have greater financial, technical, leasing, marketing and other resources than we do. Some competitors may have a lower cost of capital and access to capital sources that may not be available to us.

Our single-family homes may be unable to compete successfully for tenants.

Our single-family homes will compete for tenants with other single-family homes, including those owned by us, and multi-family housing options, such as apartments and condominiums. Some of these competitors may offer more attractive properties or lower rents than we do, and they may attract the high-quality tenants to whom we seek to lease our properties. Additionally, some competing housing options may qualify for governmental subsidies that may make such options more affordable and therefore more attractive than our properties. Competition for tenants could reduce our occupancy and rental rates and adversely affect us.

Our investments will be concentrated in the single-family housing sector and in a number of markets nationally. This exposes us to the risk of downturns in that sector or in such markets, and we would be adversely affected by an economic downturn or other adverse events impacting the single-family housing sector or any of such markets.

Our investment and geographic concentrations will expose us to the risk of economic downturns and adverse regulatory, environmental or other developments in the single-family housing sector or any of the markets in which our properties are located, to a greater extent than if our strategy encompassed other sectors of the real estate industry and additional markets.

In addition to general, regional, national and international economic conditions, our business will be impacted by the economic conditions in the specific geographic areas and markets in which we operate. A significant assumption underlying our investment strategy is our belief that property values and operating fundamentals for single-family homes in these markets will improve significantly over the next several years. We can provide no assurance that this assumption will prove to be correct, and each of these markets has experienced substantial economic downturns in recent years and could experience similar economic downturns in the future. It is possible that the recent economic downturn in these markets could persist, and we may not accurately predict the timing of any economic improvement in these markets.

Short-term leases of residential property may expose us to the effects of declining market rents.

We anticipate that a majority of our leases to tenant-occupants will be for a term of one year. As these leases permit the tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Because we have no prior operating history, our tenant turnover rate and related cost estimates may be less accurate than if we had more operating data upon which to base these estimates.

We will rely on information supplied by prospective tenants in managing our business.

We will rely on information supplied to us by prospective tenants in their rental applications to make leasing decisions, and we cannot be certain that this information is accurate. In particular, we rely on information submitted by prospective tenants regarding household income, tenure at current job, number of children and size of household. Moreover, these applications are submitted to us at the time we evaluate a prospective tenant, and we do not require tenants to provide us with updated information during the terms of their leases, notwithstanding the fact that this information can, and frequently does, change over time. Even though this information is not updated, we use it to evaluate the overall average credit characteristics of our portfolio over time. If tenant-supplied information is inaccurate or our tenants’ creditworthiness declines over time, we may make poor leasing or underwriting decisions and our portfolio may contain more credit risk than we believe. When we purchase properties that are subject to existing leases, we are not able to collect any information on tenant creditworthiness in connection with such purchases.

We may be unable to secure funds for future tenant or other capital improvements, which could limit our ability to attract or replace tenants.

When tenants do not renew their leases or otherwise vacate their space, we will be required to expend funds for property restoration and leasing commissions in order to re-lease the property. If we have not established reserves for such expenditures, we will have to obtain financing from other sources. We may also have future financing needs for other capital improvements to restore our properties. If we need to secure financing for capital improvements in the future but are unable to secure such financing or are unable to secure financing on terms we feel are acceptable, we may be unable to make capital improvements or we may be required to defer such improvements. If this happens, it may cause our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property or existing tenants not renewing their leases. If we do not have access to sufficient funding in the future, we may not be able to make necessary capital improvements to our properties, and our properties’ ability to generate revenue may be significantly impaired.

When evaluating a property for acquisition, we make a number of significant estimates and assumptions that may prove to be inaccurate. This could cause us to overpay for a property or incur restoration and marketing costs significantly in excess of our estimates.

In determining whether a particular property meets our investment criteria, we will make a number of significant estimates and assumptions, including the amount of time it will take us to gain possession of the property, estimated restoration costs, the amount of time between acquiring the property and leasing it, annual operating costs, rental rates and tenant default rates. These estimates and assumptions may prove to be inaccurate and cause us to overpay for properties or overvalue our properties. If we determine to make the estimates and assumptions used in evaluating potential properties for purchase more stringent, it would likely reduce the number of properties that we deem acceptable for purchase. Increases in the market prices for or decreases in the inventory of single-family homes in our markets could also reduce the number of properties that meet our investment criteria.

Furthermore, we expect that there will be a significant degree of variability in the amount of time it takes us to gain possession of a property, the amount of restoration required at a property, the quality of construction of a property, the desirability of a property’s location and other property-specific issues. Our success will depend, to a significant degree, on our ability to evaluate these factors and identify and acquire properties that can be restored, rented and maintained at attractive yields. To the extent our evaluation of these factors or our assumptions are inaccurate, our investments may not meet our expectations.

In addition, the market and regulatory environments relating to single-family homes have been changing rapidly, making future trends difficult to forecast. For example, an increasing number of homeowners now wait for an eviction notice or eviction proceedings to commence before vacating a foreclosed property, which significantly increases the time period between the acquisition and leasing of a property. Such changes affect the accuracy of our assumptions and, in turn, may adversely affect us.

Our revenue and expenses are not directly correlated, and, because a large percentage of our costs and expenses are fixed and some variable expenses may not decrease over time, we may not be able to adapt our cost structure to offset any declines in our revenue.

Many of the expenses associated with our business, such as acquisition costs, restoration and maintenance costs, HOA fees, personal and real property taxes, insurance, compensation and other general expenses are fixed and would not necessarily decrease proportionally with any decrease in revenue. Our assets will also require a significant amount of ongoing capital expenditure. Our expenses, including capital expenditures, will be affected by, among other things, any inflationary increases, and cost increases may exceed the rate of inflation in any given period. Certain expenses incurred on a per-unit basis are recurring in nature, such as HOA fees, taxes, insurance and restoration and maintenance costs, which may not decrease on a per-unit basis as our portfolio grows through additional property acquisitions. By contrast, our revenue is affected by many factors beyond our control, such as the availability and price of alternative rental housing and economic conditions in our markets. As a result, we may not be able to fully, or partially, offset any increase in our expenses with a corresponding increase in our revenues. In addition, state and local regulations may require us to maintain our properties, even if the cost of maintenance is greater than the value of the property or any potential benefit we may receive from renting the property.

If we cannot obtain financing, our growth may be limited.

To qualify as a REIT, we will be required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. As a result, our ability to retain earnings to fund acquisitions, restorations or other capital expenditures will be limited. We may determine that it is appropriate to use leverage as a component of our financing strategy in an effort to increase our return potential. We can provide no assurance that we will be able to obtain debt financing on favorable terms or at all.

Recent events in the financial markets have had an adverse impact on the credit markets, and, as a result, credit has become significantly more expensive and difficult to obtain, if available at all. Some lenders are imposing more stringent credit terms and there has been and may continue to be a general reduction in the amount of credit available. Many banks are either unable or unwilling to provide new asset-based lending. Tightening credit markets may have an adverse effect on our ability to obtain financing on favorable terms, thereby increasing financing costs or requiring us to accept financing with increasing restrictions. If adverse conditions in the credit markets—in particular with respect to single-family home finance—materially deteriorate, our business could be materially and adversely affected. Our long-term ability to grow through additional investments will be limited if we cannot obtain additional financing. Market conditions may make it difficult to obtain financing, and we cannot assure you that we will be able to obtain debt or equity financing or that we will be able to obtain it on favorable terms.

Debt service obligations could adversely affect our operating results, may require us to sell properties and could adversely affect our ability to make or sustain distributions to our stockholders.

We may finance future activities with indebtedness. We may borrow for a number of reasons, such as financing acquisitions, capital expenditures or distributions necessary to qualify as a REIT. Our governing documents contain no limitations on the amount of debt that we may incur. As a result, we may incur substantial debt in the future.

Incurring debt could subject us to many risks, including the risks that:

•	our cash flows from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•	we will be subject to restrictive covenants that require us to satisfy and remain in compliance with certain financial requirements or that impose limitations on the type or extent of activities we conduct;

•	we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

If we do not have sufficient funds to repay any debt we incur when it matures, we may need to refinance the debt or raise additional equity. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancing, increases in interest expense could adversely affect our cash flows and, consequently, cash available for distribution to our stockholders. If we are unable to refinance our debt or raise additional equity on acceptable terms, we may be forced to dispose of substantial numbers of properties on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our properties that may be pledged to secure our obligations to foreclosure. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances.

The joint venture investments we may make in the future could be adversely affected by our lack of sole decision-making authority, our reliance on our co-venture’s financial condition and disputes between us and our co-venturer.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for a property, partnership, joint venture or other entity. Under these circumstances, we may not be in a position to exercise sole decision-making authority regarding the assets held through the venture or the venture itself. Investments through joint ventures involve risks not present were a third party not involved in the investment, including the possibility that co-venturers may have rights that are superior to ours, become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay actions that we believe are necessary or desirable. Co-venturers may have economic or other business interests or goals which are inconsistent with ours, including inconsistent goals relating to the sale of assets or properties held in a joint venture or the timing of the termination and liquidation of the venture, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, in circumstances in which neither we nor our co-venturer have full control over the partnership or joint venture. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers or directors from focusing their time and effort on our business. Consequently, action by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may under certain circumstances be liable for the actions of our co-venturers.

We anticipate being involved in a variety of litigation.

We anticipate being involved in a range of court proceedings in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights (including actions brought by prior owners alleging wrongful foreclosure by their lender or loan servicer) and issues with local housing officials arising from the condition or maintenance of a property. While we intend to vigorously defend any non-meritorious action or challenge, no assurance can be given that we will not incur significant expense relating to these matters or that they will not require significant management attention and adversely affect us.

We expect to incur significant costs in connection with Exchange Act compliance and we may become subject to liability for any failure to comply, which could materially impact our financial performance.

We will incur significant legal, accounting, insurance and other expenses as a result of our registration of our Common Stock with the SEC under the Exchange Act, which will subject us to Exchange Act rules and related reporting requirements. This compliance with the reporting requirements of the Exchange Act will require timely filing of Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and Current Reports on Form 8-K, among other actions. Further, the Dodd-Frank Act and the Sarbanes-Oxley Act of 2002, as well as related rules implemented by the SEC, have increased the costs of corporate governance, reporting and disclosure practices to which we will be subject upon the effectiveness of this Form 10. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional regulatory changes. Our efforts to comply with applicable laws and regulations, including requirements of the Exchange Act, are expected to involve significant, and potentially increasing, costs. In addition, these laws, rules and regulations create new legal bases for administrative, civil and criminal proceedings against us in case of non-compliance, thereby increasing our risk of liability and potential sanctions.

Risks Related to Single-Family Housing

Many factors impact the single-family residential rental market, and if rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our cash available for distribution will decline.

The success of our business model will substantially depend on conditions in the single-family rental market in our target geographic markets. Our asset acquisitions will be premised on assumptions about, among other things, occupancy and rent levels, and if those assumptions prove to be inaccurate our cash flows will be lower than expected. Rental rates and occupancy levels have benefited in recent periods from macroeconomic trends affecting the U.S. economy and residential real estate markets in particular, including:

•	a tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;

•	weak economic and employment conditions that have increased foreclosure rates and made it more difficult for families to remain in homes that were purchased prior to the economic downturn;

•	declining real estate values that have challenged the traditional notion that homeownership is a stable investment; and

•	the unprecedented level of vacant housing comprising the REO by banks, GSEs, and other mortgage lenders or guarantors, and inventory held for sale by banks, GSEs, and other mortgage lenders or guarantors.

We do not expect these favorable trends in the residential rental market to continue indefinitely. Eventually, a strengthening of the U.S. economy and job growth, coupled with government programs designed to keep homeowners in their homes or other factors, may contribute to a stabilization or reversal of the current trend that favors renting rather than homeownership. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase undervalued housing assets and convert them to productive uses, the supply of single-family rental properties will decrease and the competition for tenants will intensify. A softening of the rental market in our markets would reduce our rental revenue.

Acquiring properties during periods when the single-family home sector is experiencing substantial inflows of capital and intense competition may result in inflated purchase prices and increase the likelihood that our properties will not appreciate in value and may, instead, decrease in value.

The allocation of substantial amounts of capital for investment in the single-family home sector and significant competition for income producing real estate may inflate the purchase prices for such assets. To the extent we purchase real estate in such an environment, it is possible that the value of our properties may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for such properties. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the single-family home sector and the number of investors participating in the sector, could cause the value of our properties to decline.

Mortgage loan modification programs and future legislative action may reduce the number of properties that meet our investment criteria.

The U.S. government, through the Federal Reserve, the Federal Housing Administration and the Federal Deposit Insurance Corporation, has implemented a number of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures, including the Home Affordable Modification Program, which seeks to provide relief to homeowners whose mortgages are in or may be subject to foreclosure, and the Home Affordable Refinance Program, which allows certain borrowers who are underwater on their mortgage but current on their mortgage payments to refinance their loans. Several states, including states in which our current markets are located, have adopted or are considering similar legislation. These programs and other loss mitigation programs may involve, among other things, the modification or refinancing of mortgage loans or providing homeowners with additional relief from loan foreclosures. Such programs are intended to lead to fewer foreclosures and, if successful, will decrease the supply of properties that meet our investment criteria.

The pace of residential foreclosures is unpredictable and subject to numerous factors. In recent periods there has been a backlog of foreclosures, due to a combination of volume constraints and legal actions, including those brought by the U.S. Department of Justice, or the DOJ, the Department of Housing and Urban Development, or HUD, State Attorneys General, the Office of the Comptroller of the Currency, or the OCC, and the Federal Reserve Board against mortgage servicers alleging wrongful foreclosure practices. Financial institutions have also been subjected to regulatory restrictions and limitations on foreclosure activity by the Federal Deposit Insurance Corporation. Legal claims brought or threatened by the DOJ, HUD and 49 State Attorneys General against the five largest residential mortgage servicers in the country were settled in 2012 for approximately $25 billion, and an enforcement action threatened by the OCC against ten residential mortgage servicers was settled in 2013 for approximately $8.5 billion. A portion of the funds from each settlement will be directed to homeowners seeking to avoid foreclosure through mortgage modifications, and servicers are required to adopt specified measures to reduce mortgage obligations in certain situations. It is expected that the settlements will help many homeowners avoid foreclosures that would otherwise have occurred in the near-term. It is also possible that other residential mortgage servicing companies will agree to similar settlements. These developments will reduce the number of homes in the process of foreclosure and decrease the supply of properties that meet our investment criteria.

In addition, the U.S. Congress and numerous state legislatures have considered, proposed or adopted legislation to constrain foreclosures, or may do so in the future. The Dodd-Frank Act also created the Consumer Financial Protection Bureau, which supervises and enforces federal consumer protection laws as they apply to banks, credit unions and other financial companies, including mortgage servicers. It remains uncertain as to whether any of these measures will have a significant impact on foreclosure volumes or what the timing of that impact would be. If foreclosure volumes were to decline significantly, we would expect REO inventory levels to decline or to grow at a slower pace, which would make it more difficult to find target assets at attractive prices and might constrain our growth or reduce our long-term profitability. Also, the number of families seeking rental housing might be reduced by such legislation, reducing rental housing demand in our markets.

Claims of deficiencies in the foreclosure process may result in rescission of our purchases at auction or reduce the supply of foreclosed properties available to us.

Allegations of deficiencies in foreclosure practices could result in claims challenging the validity of some foreclosures that have occurred, potentially placing our claim of ownership to some of our properties at risk. We cannot be assured that our title insurance policies would provide protection in such instances or that such proceedings would not result in a complete dispossession of property from us without compensation.

Each state has its own laws governing the procedures to foreclose on mortgages and deeds of trust, and state laws generally require strict compliance with these laws in both judicial and non-judicial foreclosures. Recently, courts and administrative agencies have been more actively involved in enforcing state laws governing foreclosures, and, in some circumstances, have imposed new rules and requirements regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with proper transfers of title, notice, identification of parties in interest, documentation and other legal requirements. The increase in the number of foreclosures since 2007 has led legislatures in many states to consider modifications to foreclosure laws to restrict and reduce foreclosures. For example, in 2012, California enacted a law imposing new limitations on foreclosures while a request for a loan modification is pending. Further, foreclosed owners and their legal representatives, including some prominent and well-financed legal firms, have brought litigation questioning the validity and finality of foreclosures that have already occurred. These developments may reduce, or slow the rate of growth in, the supply of foreclosed homes available to us for purchase. They may also call into question the validity of our title to homes acquired at foreclosure, or result in rescission rights or other borrower remedies, which could result in a loss of a property purchased by us that may not be covered by title insurance. This could result in an increase in litigation and property maintenance costs incurred with respect to properties obtained through foreclosure, or delays in stabilizing and leasing such properties promptly after acquisition.

Single-family homes that are being sold through foreclosure or short-sales are subject to risks of theft, vandalism or other damage that could impair their value.

When a single-family home is put into foreclosure, due to a default by the homeowner on mortgage obligations, or a homeowner seeks a short sale, due to the value of the property being substantially below the outstanding principal balance of the mortgage, it is possible that the homeowner may cease to maintain the property adequately, or that the property may be abandoned by the homeowner and become susceptible to theft or vandalism. Lack of maintenance, theft and vandalism can substantially impair the value of the property. If we purchase a large number of properties in foreclosure in bulk sales and are not able to inspect each property before closing or we are unable to rent the properties quickly after purchase and restoration, some of our properties could be impaired.

We generally are not able to conduct a thorough inspection before purchasing properties at auction or in bulk sales.

We may purchase properties at auction and in bulk sales and through foreclosure sales. When we purchase properties in these manners, we may not have the opportunity to conduct interior inspections or conduct more than cursory exterior inspections on a portion of the properties. These inspection processes may fail to reveal major defects associated with such properties, which may cause the amount of time and expense required to restore such properties to substantially exceed our estimates.

Properties acquired in bulk may subject us to a variety of risks.

We expect that a portion of our future property acquisitions will be purchased as portfolios in bulk from other owners of single-family homes. To the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may not be accurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies.

We will incur significant costs in restoring our properties, and we may underestimate the costs or amount of time necessary to complete restorations.

Before renting a home, we will typically perform a detailed assessment, with an on-site review of the home, to identify the scope of restoration to be completed. Beyond customary repairs, we may undertake improvements designed to optimize overall property appeal and increase the value of the property when such improvements can be done cost effectively. To the extent properties are occupied by existing tenants, restorations may be postponed until the tenant vacates the premises.

We expect that nearly all of our properties will require some level of restoration immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively restore. We may also acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive restoration and capital expenditures. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and may need to perform significant restorations and repairs from time to time that tenant deposits and insurance may not cover. Our properties will have infrastructure and appliances of varying ages and conditions. Consequently, we will be exposed to the risks inherent in property restoration, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits and certificates of occupancy and poor workmanship. If our assumptions regarding the cost or timing of restorations across our properties prove to be materially inaccurate, we will be adversely affected.

The costs and amount of time necessary to secure possession and control of a newly acquired property may exceed our assumptions, which would delay our receipt of revenue from, and return on, the property.

Upon acquiring a new property, we may have to evict occupants who are in unlawful possession before we can secure possession and control of the property. The holdover occupants may be the former owners or tenants of a property, or they may be squatters or others who are illegally in possession. Securing control and possession from these occupants can be both costly and time-consuming. If these costs and delays exceed our expectations, our financial performance may suffer because of the increased expenses incurred or the unexpected delays in turning the properties into revenue-producing rented homes.

We will be dependent on our tenants for a substantial portion of our revenues.

We will depend on tenants for a substantial portion of our revenues. Our operating results and cash available for distribution would be adversely affected if a significant number of our tenants were unable to meet their lease obligations or failed to renew their leases with us. Widespread lay-offs and other adverse changes in the economic conditions in our markets could result in substantial tenant defaults or non-renewals. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and may incur costs in protecting our investment and re-leasing the property. We may be unable to re-lease the property for the rent previously received.

We may be unable to renew leases and our occupancy rate could decline.

We cannot assure you that tenants will renew their leases with us. If the rental rates for our properties decrease or our tenants do not renew their leases, our financial condition, results of operations, cash flow, cash available for distribution and our ability to satisfy our debt service obligations could be materially adversely affected.

Some or all of our properties may become vacant either by a default of tenants under their leases or the expiration or termination of tenant leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for distribution. In addition, the resale value of the property could be reduced because the market value of a particular property may deteriorate if it remains unoccupied for an extended period of time.

Our properties may be part of HOAs, and we and our tenants may be subject to the rules and regulations of such HOAs, which may be arbitrary or restrictive. Violations of such rules may subject us to additional fees, penalties and litigation with such HOAs which would be costly.

Our properties may be located within HOAs, which are private entities that regulate the activities of owners and occupants of, and levy assessments on, properties in a residential subdivision. HOAs in which we own properties may enact rules that restrict our ability to restore, market or lease our properties or require us to restore or maintain such properties at standards or costs that are in excess of our planned budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale or the requirement that specific construction materials be used in restorations. Some HOAs also impose limits on the number of property owners who may rent their homes, which, if met or exceeded, would cause us to incur additional costs to sell the property and opportunity costs of lost rental revenue. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas, and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing a property, and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

We are subject to tenant relief laws and may be subject to rent control laws, which will negatively impact our rental revenue.

If we acquire distressed properties, we may need to evict the occupant of the premises. Additionally, as an owner of many rental properties, we will seek to evict tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will result in additional legal costs and require the time and attention of our management. The eviction process is typically subject to numerous legal requirements and mandatory “cure” policies, which may increase our costs and delay our ability to gain possession of and stabilize a property. Additionally, state and local landlord-tenant laws may impose legal duties on us to assist tenants in relocating to new housing, or restrict our ability to recover certain costs or charge tenants for damage tenants cause to our property. Because such laws vary by state and locality, we will need to be familiar with and take appropriate steps to comply with applicable landlord-tenant laws in the jurisdictions in which we operate, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, a class of plaintiffs or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Furthermore, rent control laws may affect our rental revenue. Especially in times of recession and economic slowdown, rent control initiatives can receive significant political support. Were rent control to become applicable to certain of our properties, the effects on both our rental revenue and the value of such properties could be material and adverse.

Poor tenant selection and defaults by our tenants may negatively affect our financial performance and reputation.

Our success will depend, in large part, upon our ability to attract and retain qualified tenants for our properties. This will depend, in turn, upon our ability to screen applicants, identify good tenants and avoid tenants who may default. We will inevitably make mistakes in our selection of tenants, and we may rent to tenants whose default on our leases or failure to comply with the terms of the lease or HOA regulations negatively affect our financial performance, reputation and the quality and value of our properties. For example, tenants may default on payment of rent, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, make use of our properties for illegal purposes, damage or make unauthorized structural changes to our properties which may not be fully covered by security deposits, refuse to leave the property when the lease is terminated, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sub-let to less desirable individuals in violation of our leases or permit unauthorized persons to live with them. In addition, defaulting tenants will often be effectively judgment-proof. The process of evicting a defaulting tenant from a family residence can be adversarial, protracted and costly. Furthermore, some tenants facing eviction may damage or destroy the property. Damage to our properties may significantly delay re-leasing after eviction, necessitate expensive repairs or impair the rental revenue or value of the property, resulting in a lower than expected rate of return. In addition, we will incur turnover costs associated with re-leasing the properties, such as marketing expense and brokerage commissions, and will not collect revenue while the property is vacant. Although we will attempt to work with tenants to prevent such damage or destruction, there can be no assurance that we will be successful in all or most cases. Such tenants will not only cause us not to achieve our financial objectives for the properties in which they live, but may subject us to liability, and may damage our reputation with our other tenants and in the communities where we do business.

Title defects and eminent domain could lead to material losses on our investments.

Although we intend to acquire title insurance on the majority of our residential properties when it is available, we may also acquire homes on an “as is” basis at auctions, without the benefit of title insurance prior to closing. Increased scrutiny of title matters, particularly in the case of foreclosures, could lead to legal challenges with respect to the validity of the sale. In the absence of title insurance, the sale may be rescinded, and we may be unable to recover our purchase price, resulting in a complete loss. Title insurance obtained subsequent to purchase offers little protection against discoverable defects as they are typically excluded from such policies. Although we endeavor to assess the state of title prior to purchase, there can be no assurance that our assessments will be completely effective, which could lead to a material if not complete loss on our investment in such properties. In addition, even if we are able to acquire title insurance on a property, the title insurance provider may assert that we are not entitled to coverage under the policy and deny any claims we have thereunder.

Our title to a property, especially those acquired at auction, may be challenged for a variety of reasons, including allegations of defects in the foreclosure process. Title insurance, if any, may not prove adequate in these instances.

It is also possible that governmental authorities may exercise eminent domain to acquire land on which our properties are built in order to build roads or other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. Our acquisition strategy is premised on the concept that this “fair value” will be substantially less than the real value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain.

The large supply of single-family homes becoming available for purchase as a result of the heavy volume of foreclosures, combined with historically low residential mortgage rates, may cause some potential renters to seek to purchase residences rather than lease them and, as a result, cause a decline in the number and quality of potential tenants.

The large supply of foreclosed homes, along with the low residential mortgage interest rates currently available and government sponsored programs to promote home ownership, has made home ownership more affordable and more accessible for potential renters who have strong credit. The foregoing factors may encourage certain potential renters to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential tenants available to us.

Declining real estate values and impairment charges could adversely affect our earnings and financial condition.

We intend to review the carrying value of our long-lived assets (including our real estate properties) for impairment whenever events or changes in circumstances, such as adverse market conditions, indicate that their carrying amount may not be recoverable. If our evaluation indicates that we may be unable to recover the carrying value of a material portion of our real estate investments, an impairment loss will be recorded to the extent that the carrying value exceeds the estimated fair value of the properties. These losses would have a direct impact on our net income, because recording an impairment loss results in an immediate negative adjustment to net income. They would also be reflected as a decrease in assets on our balance sheet. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A deteriorating real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges could adversely affect our financial condition and results of operations.

Risks Related to the Real Estate Industry Generally

Our performance and value are subject to general economic conditions and risks associated with our real estate assets.

The investment returns available from equity investments in real estate depend on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred in connection with the properties. If the properties we acquire do not generate income sufficient to meet operating expenses, including any debt service and capital expenditures, then our ability to make distributions to our stockholders could be adversely affected. In addition, there are significant expenditures associated with an investment in real estate (such as debt service to the extent we borrow funds in the future, real estate taxes, HOA fees, insurance and maintenance costs) that generally do not decline when circumstances reduce the income from the property. Income from and the value of the properties we acquire may be adversely affected by the factors listed below:

•	downturns in international, national, regional and local economic conditions (particularly increases in unemployment);

•	the attractiveness of the properties we acquire to potential tenants and competition from other properties;

•	changes in supply of or demand for similar or competing properties in our markets;

•	bankruptcies, financial difficulties or lease defaults by our tenants;

•	inability to collect rent from tenants;

•	changes in interest rates, availability and terms of debt financing;

•	changes in operating costs and expenses and our ability to control rents;

•	changes in, or increased costs of compliance with, governmental laws, rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws, and our potential liability thereunder;

•	political, regulatory or other factors including terrorism;

•	illiquidity of real estate investments generally;

•	tenants’ perceptions of the safety, convenience and attractiveness of our properties and the neighborhoods in which our properties are located;

•	ongoing needs for capital improvements, particularly in older properties;

•	our ability to provide adequate maintenance and obtain adequate insurance;

•	changes in the cost or availability of insurance, including coverage for mold or asbestos;

•	environmental conditions or retained liabilities for such conditions;

•	unanticipated changes in costs associated with known adverse environmental conditions or retained liabilities for such conditions;

•	periods of high interest rates and tight money supply;

•	tenant turnover;

•	general overbuilding or excess supply in our markets;

•	disruptions in the global supply chain;

•	the ability or unwillingness of tenants to pay rent increases;

•	civil unrest, acts of God, including earthquakes, hurricanes, tornadoes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of terrorist acts such as those that occurred on September 11, 2001;

•	rent control or rent stabilization or other housing laws, which could prevent us from raising rents; and

•	increases in property-level maintenance and operating expenses.

For these and other reasons, there is no assurance that we will become profitable or that we will realize growth in the value of our real estate properties.

Uninsured or underinsured losses relating to real property may adversely affect our returns.

We will attempt to ensure that all of the properties we acquire are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, acts of war, acts of terrorism or riots, that may not always be insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of the properties we acquire incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or restore a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect us. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future.

Contingent or unknown liabilities could adversely affect our financial condition.

Our acquisition activities will be subject to many risks. We may acquire properties that are subject to unknown or contingent liabilities, including liabilities for or with respect to liens attached to properties, unpaid real estate taxes, utilities or HOA charges for which a prior owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of vendors or other persons dealing with the acquired properties and tax liabilities, among other things. In each case, our acquisition may be without any, or with only limited, recourse with respect to unknown or contingent liabilities or conditions. As a result, if any such liability were to arise relating to our properties, or if any adverse condition exists with respect to our properties that is in excess of our insurance coverage, we might have to pay substantial sums to settle or cure it, which could adversely affect us. The properties we acquire may also be subject to covenants, conditions or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process and such restrictions may adversely affect our ability to operate such properties as we intend.

In addition, purchases of single-family homes acquired at auction, in short sales, from lenders or in bulk purchases typically involve few or no representations or warranties with respect to the properties and may allow us limited or no recourse against the sellers of such properties. Such properties also often have unpaid tax, utility and HOA liabilities for which we may be obligated but fail to anticipate.

Environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially and adversely affect us.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by the activities of tenants, existing conditions of the land, operations in the vicinity of the properties or the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that we may be required to comply with. Failure to comply with applicable laws and regulations could result in fines or damages, suspension of personnel, civil liability or other sanctions.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its “as is” condition on a “where is” basis and “with all faults” without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property.

We may have difficulty selling real estate investments, and our ability to distribute all or a portion of the net proceeds from such sales to our stockholders may be limited.

Real estate investments are relatively illiquid, and, as a result, we may have a limited ability to sell our properties should the need arise. When we sell our properties, we may not realize gains on such sales. We may elect not to distribute any proceeds from the sales of properties to our stockholders; for example, we may use such proceeds to:

•	purchase additional properties;

•	repay debt, if any;

•	buy out interests of any co-venturers or other partners in any joint venture in which we are a party;

•	create working capital reserves;

•	complete repairs, maintenance or other capital improvements or expenditures to our remaining properties; or

•	for general corporate purposes.

Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code.

Our real properties will be subject to property taxes that may increase in the future, which could adversely affect us.

Our real properties will be subject to real and personal property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. As the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our expenses will increase. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale.

Risks Related to Conflicts of Interest

We depend on our Advisor and our operating partners and their key personnel and if any of such key personnel were to cease to be affiliated with our Advisor or our operating partner, our business could suffer.

Our ability to achieve our investment objectives is dependent upon the performance of our Advisor and our operating partners and, to a significant degree, upon the continued contributions of certain of the key personnel of our Advisor and operating partners, each of whom would be difficult to replace. We currently do not have key man life insurance on any such personnel. If our Advisor or operating partners were to lose the benefit of the experience, efforts and abilities of any these individuals, our operating results could suffer.

Our Advisor and our executive officers will face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

Our Advisor is entitled to substantial fees from us under the terms of the Advisory Agreement and a promote interest pursuant to the terms of the operating partnership agreement of our Operating Partnership. These fees could influence our Advisor’s advice to us as well as the judgment of affiliates of our Advisor performing services for us. Among other matters, these compensation arrangements could affect their judgment with respect to:

•	the continuation, renewal or enforcement of our agreements with our Advisor;

•	offerings of equity by us, which will likely entitle our Advisor to increased acquisition fees and asset management fees;

•	property acquisitions, which entitle our Advisor to acquisition fees and asset management fees; and

•	borrowings to acquire properties, which borrowings will increase the acquisition and asset management fees payable to our Advisor.

The fees our Advisor receives in connection with transactions involving the purchase and management of an asset are based on the cost of the investment, including the amount of any debt attributed to the acquisition of such asset, and not based on the quality of the investment or the quality of the services rendered to us. This may influence our Advisor to recommend riskier transactions to us. Our Advisor is entitled also to receive asset management fees based on the annual return to stockholders, which our Advisor will be responsible in part for calculating. A significant component of the annual return will be our net asset value, which is dependent upon a number of estimates and may not accurately reflect the ultimate realizable value of our assets.

The time and resources that our Advisor and its affiliates could devote to us may be diverted to other investment activities, and we may face additional competition due to the fact that our Advisor and its affiliates are not prohibited from raising money for, or managing, another entity that makes the same types of investments that we do.

Our Advisor and its affiliates, including OPCM, are not prohibited from raising money for, or managing, another investment entity that makes the same types of investments as we do. As a result, the time and resources they could devote to us may be diverted to other investment activities. Additionally, our directors and officers may serve as directors and officers of investment entities sponsored by OPCM and its affiliates. We cannot currently estimate the time our officers and directors will be required to devote to us because the time commitment required of our officers and directors will vary depending upon a variety of factors, including, but not limited to, general economic and market conditions affecting us, the amount of funds we have available for investment and our ability to locate and acquire investments that meet our investment objectives. Since these professionals engage in and will continue to engage in other business activities on behalf of themselves and others, these professionals will face conflicts of interest in allocating their time among us, our Advisor and its affiliates and other business activities in which they are involved. This could result in actions that are more favorable to affiliates of our Advisor than to us. In addition, we may compete with affiliates of our Advisor for the same investors and investment opportunities.

If we terminate the Advisory Agreement other than for cause, our Advisor will continue to receive asset management fees pursuant to the terms of the Advisory Agreement following our termination of the Advisory Agreement, and our Operating Partnership will be required to make a payment to our Advisor to redeem the special limited partnership units to be issued to our Advisor, which may make it difficult and costly for us to terminate the Advisory Agreement and replace our Advisor.

Pursuant to the Advisory Agreement with our advisor, in the event the Advisory Agreement is terminated or not renewed by us other than for “cause” (as defined below), notwithstanding such termination or nonrenewal, our Advisor will be entitled to continue to receive annual asset management fees, if earned, pursuant to the terms of the Advisory Agreement. The Advisory Agreement defines “cause” as (1) fraud, criminal conduct or willful misconduct or material breach of a fiduciary duty by our Advisor, (2) a material uncured breach of the Advisory Agreement by our Advisor, or (3) our Advisor’s insolvency or bankruptcy. In addition, upon termination or non-renewal of the Advisory Agreement by us other than for cause, the special limited partnership units that will be issued to our Advisor will be redeemed by our Operating Partnership, resulting in a one-time payment to our Advisor in the form of shares of our common stock or a non-interest bearing promissory note, in an amount equal to the amount that would have been distributed with respect to the special limited partnership units if our Operating Partnership sold all of its assets for their then fair market values, paid all of its liabilities and distributed any remaining amount to the holders of partnership units liquidation of our Operating Partnership.

As a result of the foregoing, it may be difficult and costly for us to terminate the Advisory Agreement and replace our Advisor in circumstances in which we are dissatisfied with the performance of our Advisor but the conduct of our Advisor does not satisfy the definition of cause set forth in the Advisory Agreement.

Risks Related to Our Organization and Structure

The ability of our board of directors to change our major policies without the consent of stockholders may not be in our stockholders interest.

Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our stockholders. As a result, the ability of our stockholders to control our policies and practices is extremely limited. We could make investments and engage in business activities that are different from, and possibly riskier than, the investments and businesses described in this Form 10. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flows and ability to satisfy our debt service obligations and to make distributions to our stockholders.

Our board of directors may increase the number of authorized shares of stock and issue stock without stockholder approval, including in order to discourage a third party from acquiring our company in a manner that could result in a premium price to our stockholders.

Subject to applicable legal and regulatory requirements, our charter authorizes our board of directors, without stockholder approval, to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock and to set the preferences, rights and other terms of such classified or unclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. In addition, our board of directors could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders may believe is in their best interests.

Maryland law and our organizational documents limits our rights and the rights of our stockholders to bring claims against our officers and directors.

Maryland law provides that a director or officer has no liability in that capacity if he or she satisfies his or her duties to us. As permitted by the Maryland General Corporation Law (“MGCL”), our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter obligates us to indemnify our directors and officers for actions taken by them in that capacity to the maximum extent permitted by Maryland law. The indemnification agreements that we entered into with our directors and certain of our officers also require us to indemnify these directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholder may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, our stockholders’ ability to recover damages from such director or officer will be limited. In addition, we are obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our board of directors, advance the defense costs incurred by our employees and other agents in connection with legal proceedings.

Certain provisions of Maryland law could inhibit changes in control of us, which could lower the value of our Class A common stock.

Certain provisions of the MGCL may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of impeding a change of control under circumstances, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding stock) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter may impose super majority stockholder voting requirements unless certain minimum price conditions are satisfied; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, following our opt out, in the future, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and our board of directors may, by amendment to our bylaws and without stockholder approval, opt in to the control share provisions of the MGCL.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, including adopting a classified board. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our stockholders with the opportunity to realize a premium over the then current market price.

In addition, the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our stockholders may believe to be in their best interests. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or the provisions of Title 3, Subtitle 8 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded by our board of directors, these provisions of the MGCL could have similar anti-takeover effects.

Risks Related to Qualification and Operation as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders.

If we fail to qualify as a REIT for any taxable year and we do not qualify for certain statutory relief provisions, we will be subject to federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to you.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

•	In order to qualify as a REIT, we must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) to our stockholders. To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on the undistributed income.

•	We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.

•	If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.

•	If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business and we do not qualify for a statutory safe harbor, our gain would be subject to the 100% “prohibited transaction” tax unless such sale were made by a taxable REIT subsidiary.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90% of our REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain for this purpose) in order to qualify as a REIT. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income (including net capital gain), we will be subject to federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. If we do not have other funds available in these situations we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to satisfy the REIT distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year. There is no assurance that outside financing will be available to us. Even if available, the use of outside financing or other alternative sources of funds to pay distributions could increase our costs or dilute our stockholders’ equity interests. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forgo otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce your overall return.

To maintain our REIT status, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of your investment.

Our gains from sales of our assets are potentially subject to the prohibited transaction tax, which could reduce the return on your investment.

Our ability to dispose of property during the first few years following acquisition is restricted to a substantial extent as a result of our REIT status. We will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) we own, directly or through any subsidiary entity, including our operating partnership, but excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business unless we qualify for a statutory safe harbor. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. No assurance can be given that any particular property we own will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. Our efforts to avoid the prohibitive transaction tax may limit our ability to dispose of our properties or liquidate in a manner that would maximize our profits.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To maintain our REIT status, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualifying real estate assets, including certain mortgage loans and mortgage-backed securities. Our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries.

If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT status.

To maintain our REIT status, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Special tax rules apply to non-U.S. stockholders.

Non-U.S. stockholders will be required to file U.S. tax returns and pay U.S. federal income tax at regular federal income tax rates (and special alternative minimum tax rules in the case of non-U.S. individuals) on capital gain dividends attributable to dispositions of US real property interests to the extent that are shares are not regularly traded and on gains from dispositions of our common stock to the extent that our shares are not regularly traded and we are not a “domestically controlled qualified investment entity.” Capital gain dividends distributed to a non-U.S. holder of not more than 5% of a regularly traded class of stock are recharacterized as ordinary dividends which are subject to U.S. withholding tax but need not be reported in U.S. federal income tax returns. Gains from dispositions of our common stock by non-U.S. stockholders generally are exempt from U.S. federal income tax in the case of a non-U.S. holder of not more than 5% of a regularly traded class of stock or if we were a “domestically controlled qualified investment entity.” We can give no assurance that our common stock will ever be regularly traded or that we will ever be a “domestically controlled qualified investment entity.”

Special withholding rules may apply with respect to dividends on our common stock and, after December 31, 2016, payments of proceeds from dispositions of our shares made to non-U.S. entities if such entities do not comply with special information reporting requirements under the Foreign Account Tax Compliance Act.

If shares of our common stock are owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, such shares will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Prospective non-U.S. investors should consult their own advisors regarding the U.S. federal, state, and non-U.S. tax consequences of an investment in our common stock.

Legislative or regulatory action could adversely affect investors.

In recent years, numerous legislative, judicial and administrative changes have been made to the federal income tax laws applicable to investments in REITs and similar entities. Additional changes to tax laws are likely to continue to occur in the future and we cannot assure you that any such changes will not adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in shares of our common stock. We urge you to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.

Item 2.	Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We were formed on August 13, 2014 as a Maryland corporation to invest in a portfolio of single-family homes for rent. We initially issued 500 shares of common stock to OPCM, and as of the date hereof OPCM is our sole stockholder. Since inception, we have been in the developmental stage and we have conducted no significant operations, other than organizational activities and the preparation of this Form 10.

Pursuant to an Expense Reimbursement Agreement, our Advisor and SCIA have incurred offering costs subject to reimbursement by us contingent upon certain events. See “Item 7., Certain Relationships and Related Transactions and Director Independence-Advisory Agreement- Reimbursement of Expenses.” As of November 26, 2014, the total contingent amount subject to reimbursement by us is $881,042 provided, that, pursuant to the Expense Reimbursement Agreement, the amount of any reimbursement owed to SCIA will be reduced on a dollar-for-dollar basis by the amount of the placement fee received by SCIA, and further, any offering costs which have not been previously reimbursed to SCIA will be reimbursed by us in connection with our liquidation.

We intend to use substantially all of the net proceeds from our private offerings of shares to the QDII Investor and the US L.P. and any other investors in our shares to invest in and manage a portfolio of single-family homes for rental.

We are externally managed and advised by our Advisor. Pursuant to the terms of the Advisory Agreement we intend to enter into with our Advisor, our Advisor will oversee the acquisition, management and disposition of the portfolio. Our Operating Partnership will enter into joint ventures with experienced regional operating partners with respect to each of the geographic regions in which we intend to invest. Pursuant to the joint venture agreements, these operating partners will manage the day-to-day operations of our properties, work with our Advisor to devise and execute a business plan for our target markets, help identify, underwrite, price and acquire our investments, help procure debt financing, and assist in the sale of our investments.

We intend to make an election to be taxed as a REIT under the Internal Revenue Code, beginning with the taxable year ending December 31, 2014 or the taxable year in which we commence material operations. If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax to the extent we distribute qualifying dividends to our stockholders. If we fail to qualify as a REIT in any taxable year after electing REIT status, we will be subject to federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and cash available for distribution. However, we believe that we will be organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2014 or our taxable year in which our material operations commence, and we intend to continue to operate so as to remain qualified as a REIT for federal income tax purposes thereafter.

Liquidity and Capital Resources

We will be dependent upon the net proceeds from our private offerings of our shares of common stock to the QDII Investor and the US L.P., and any other offerings of our securities, to conduct our proposed operations. We will obtain the capital required to acquire properties and conduct our operations from the proceeds of private offerings and any future offerings of our securities we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of October 13 2014, we have not made any investments, and our total assets consist of $6,000 of cash and cash equivalents.

If we are unable to raise substantial funds in our private offerings, we will make fewer investments resulting in less diversification in terms of the number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a company subject to the public reporting requirements of the Exchange Act, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

We currently have no outstanding debt. Our charter does not limit us from incurring debt.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our Advisor and our operating partners. We expect to make payments to our Advisor and our operating partners in connection with the selection and management of our investments, and to our property managers in connection with leasing and managing our properties.

Our principal demand for funds will be to acquire investments in accordance with our investment strategy, to pay operating expenses and interest on our outstanding indebtedness and to make distributions to our stockholders. Over time, we intend to generally fund our cash needs for items, other than asset acquisitions, from operations. Otherwise, we expect that our principal sources of working capital will include:

•	current cash balances;

•	proceeds from our private sales of securities;

•	various forms of secured financing;

•	equity capital from joint venture partners; and

•	cash from operations.

Over the short term, we believe that our sources of capital, specifically our cash balances, cash flow from operations and our ability to obtain various forms of secured financing will be adequate to meet our liquidity requirements and capital commitments.

Over the longer term, in addition to the same sources of capital we will rely on to meet our short-term liquidity requirements, we may also utilize additional secured and unsecured financings and equity capital from joint venture partners. We may also conduct additional private offerings of our securities. We expect these resources will be adequate to fund our operating activities, debt service and distributions, and will be sufficient to fund our ongoing acquisition activities.

We may, but are not required to, establish working capital reserves from offering proceeds, out of cash flow generated by our investments or out of proceeds from the sale of our investments. We do not anticipate establishing a general working capital reserve; however, we may establish capital reserves with respect to particular investments. We also may, but are not required to, establish reserves out of cash flow generated by investments or out of net sale proceeds in non-liquidating sale transactions. Our lenders also may require working capital reserves.

To the extent that the working capital reserve is insufficient to satisfy our cash requirements, additional funds may be provided from cash generated from operations or through short-term borrowing. In addition, we may incur indebtedness in connection with the acquisition of any real estate asset, refinance the debt thereon, arrange for the leveraging of any previously unfinanced property or reinvest the proceeds of financing or refinancing in additional properties.

Results of Operations

We were formed on August 13, 2014 and as of the date hereof we have not commenced operations and have no results of operations. We expect to use substantially all of the net proceeds from our private offerings of our shares of common stock to the QDII Investor and the US L.P., and any other offerings of our securities, to invest in and manage a portfolio of single-family homes. We will not commence any significant operations until we have raised significant proceeds from our private offerings of shares. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate investments.

REIT Compliance

To qualify as a REIT for tax purposes, we will be required to distribute at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP) to our stockholders. We must also meet certain asset and income tests, as well as other requirements. We will monitor the business and transactions that may potentially impact our REIT status. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates.

Critical Accounting Policies

Below is a discussion of the accounting policies that we believe will be critical once we commence our real estate operations. We consider these policies critical because they involve significant judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Investment in Real Estate

Single-family properties acquired but not subject to an existing lease will be treated as asset acquisitions, and as such will be recorded at their purchase price including acquisition fees, allocated between land, building and improvements based upon their relative fair values at the date of acquisition. Transactions in which single-family properties acquired with an existing lease will be recorded as business combinations under the guidance of Accounting Standards Codification (ASC), 805, Business Combinations, and as such will be recorded at fair value (approximated by the purchase price), allocated to land, building, improvements and existing in-place lease intangibles based upon their respective fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, we will utilize our own market knowledge and published market data.

For single-family properties acquired with in-place leases, the estimated fair value of acquired in-place leases will be the estimated costs we would have incurred to lease the property under similar terms. Such cost will be amortized over the remaining life of the lease. For these properties, acquisition fees will be expensed as incurred and will be included in acquisition fees and costs expensed in our consolidated statements of operations.

The nature of our business requires that in certain circumstances we will acquire single-family properties subject to existing liens. Liens that we expect to be extinguished in cash will be estimated and accrued on the date of acquisition and recorded as a cost of the property.

We will incur costs to prepare our acquired properties to be rented. These costs, along with related holding costs during the period of renovation, will be capitalized to the cost of the building. Upon completion of the renovation of our properties, all costs of operations, including repairs and maintenance, will be expensed as incurred. We will capitalize expenditures that improve or extend the life of a home and for furniture and fixtures.

Impairment of Long-Lived Assets

We will evaluate our long-lived assets for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in home values, rental rates and occupancy percentages and significant changes in the economy. If an impairment indicator exists, we will compare the expected future undiscounted cash flows against its net carrying amount. If the sum of the estimated undiscounted cash flows is less than the net carrying amount, we would record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. To determine the estimated fair value we primarily will consider local broker price opinions, but also will consider any other comparable home sales or other market data as considered necessary. Such values represent the estimated amounts at which the homes could be sold in their current condition, assuming the sale is completed within a period of time typically associated with non-distressed sellers. Estimated values may be less precise, particularly in respect of any necessary repairs, where the interior of homes are not accessible for inspection by the broker performing the valuation.

Leasing Costs

Direct and incremental costs that we incur to lease the properties will be capitalized and amortized over the term of the leases, which generally are expected to have a term of one year.

Depreciation and Amortization

Depreciation will be computed on a straight-line basis over the estimated useful lives of the buildings and improvements; buildings will be depreciated on a straight-line basis over 30 years, and improvements and furniture and fixtures will be depreciated generally over a range of five to 15 years. We will consider the value of in-place leases in the allocation of the purchase price, and the amortization period reflects the remaining terms of the leases. The unamortized portion of in-place leases will be included in other assets.

Allowance for Doubtful Accounts

We will maintain an allowance for doubtful accounts for estimated losses that may result from the inability of tenants or borrowers to make required rent or other payments. This allowance will be estimated based on payment history and current credit status.

Rescinded Properties

In certain jurisdictions, our purchases of single-family properties at foreclosure and judicial auctions will be subject to the right of rescission. When we are notified of a rescission, the amount of the purchase price will be reclassified as a receivable.

Revenue and Expense Recognition

We will lease single-family properties that we own directly to tenants who occupy the properties under operating leases, generally, with terms of one year. Rental revenue, net of any concessions, will be recognized on a straight-line basis over the term of the lease. We will estimate losses that may result from the inability of our tenants to make rental payments required under the terms of the lease.

We will accrue for property taxes and HOA assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. If these estimates are not correct, the timing and amount of expenses recorded could be incorrect.

Quantitative and Qualitative Disclosures About Market Risk

We may be exposed to the effects of interest rate changes as a result of borrowings used to maintain liquidity and to fund the acquisition, expansion and refinancing of our real estate investment portfolio and operations. We may be also exposed to the effects of changes in interest rates as a result of the acquisition and origination of mortgage, mezzanine, bridge and other loans. Our profitability and the value of our investment portfolio may be adversely affected during any period as a result of interest rate changes. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings, prepayment penalties and cash flows and to lower overall borrowing costs. We intend to manage interest rate risk by maintaining a ratio of fixed rate, long-term debt such that floating rate exposure is kept at an acceptable level. In addition, we may utilize a variety of financial instruments, including interest rate caps, collars, floors and swap agreements, in order to limit the effects of changes in interest rates on our operations. When we use these types of derivatives to hedge the risk of interest-earning assets or interest-bearing liabilities, we may be subject to certain risks, including the risk that losses on a hedge position will reduce the funds available for payments to holders of our common stock and that the losses may exceed the amount we invested in the instruments.

We intend to borrow funds and make investments at a combination of fixed and variable rates. Interest rate fluctuations will generally not affect our future earnings or cash flows on our fixed rate debt unless such instruments mature or are otherwise terminated. However, interest rate changes will affect the fair value of our fixed rate instruments. We currently have no outstanding indebtedness and therefore are not yet subject to interest rate risk.

Item 3.	Properties.

We currently do not own or lease any physical properties.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of our common stock as of November 25, 2014, for each person or group that holds more than 5.0% of our outstanding shares of common stock, for each of our directors and executive officers and for our directors and executive officers as a group. To our knowledge, each person that beneficially owns our shares of our common stock has sole voting and disposition power with regard to such shares.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of All Shares
Oak Pass Capital Management Inc.	500	100%
Charles P. Toppino (3)	500	100%
Edward E. Pascual	—	—
All Directors and Executive Officers as a group	500	100%

(1)	The address of each named beneficial owner is 10250 Constellation Boulevard, Suite 2770, Los Angeles, CA.
(2)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(3)	Includes 500 shares of our common stock owned by Oak Pass Capital Management Inc. Oak Pass Capital Management Inc. is indirectly owned and controlled by Mr. Toppino.

Item 5.	Directors and Executive Officers.

Our current directors, director candidates and executive officers and their respective ages and positions are listed below:

Name	Age	Position
Charles P. Toppino	55	Chief Executive Officer, President and Chairman of the Board
Edward E. Pascual	36	Chief Financial Officer, Treasurer and Secretary
Bradford D. West	52	Independent Director
Edward J. Ratinoff	49	Independent Director

Charles P. Toppino has served as our Chief Executive Officer, President and Chairman of the Board since September 20, 2014. He is the founder and President of Oak Pass Capital Management Inc. (“OPCM”) and has been actively involved in the commercial real estate industry for over 25 years. Prior to forming OPCM in January 2011, he was a Senior Principal at Square Mile Capital Management, an institutional commercial real estate private equity fund, from April 2008 to December 2010. In 1990, Mr. Toppino became a principal and founding partner of Secured Capital Corp. (“SCC”), a real estate investment bank that focused on advising the commercial real estate sector. Mr. Toppino was also a founding partner of Secured Capital Investment Management Co. (“SCIM”), formally Secured Capital Japan Co. Ltd., a private equity real estate investment and management company located in Japan. Mr. Toppino was also a founding partner of STAM, a Paris based European real estate investment and management company. From May 2005 to December 2009, Mr. Toppino was a founding member and served on the Board of Directors (and its Compensation and Debt Committees) of Ashford Hospitality Trust, Inc. Additionally, from 2007 to 2011, Mr. Toppino was a member of the Board of Directors and Investment Committee of Secured Capital Japan Co., Ltd. Prior to his roles at SCC, SCIM and STAM, Mr. Toppino was a State of Florida Certified Public Accountant at Kenneth Leventhal & Company from 1985 to 1986 and at Coopers & Lybrand LLP from 1982 to 1984. He currently holds a California Real Estate Brokers Principal License. Mr. Toppino serves as a member of the Chairman’s Circle for the Kelly Bergstrom Center for Real Estate Studies at the University of Florida and the Executive Committee Member of the USC Lusk Center for Real Estate. Mr. Toppino received a B.S. in Accounting from the University of Florida.

Our board of directors and management has determined that Mr. Toppino is qualified to serve as one of our directors due to Mr. Toppino’s extensive experience in the commercial real estate industry and the leadership positions previously held by Mr. Toppino, including his service as a director of a publicly traded REIT.

Edward E. Pascual has served as our Chief Financial Officer, Treasurer and Secretary since September 20, 2014. Mr. Pascual has been actively involved in the commercial real estate and finance industry for over 10 years. Since January 2013, Mr. Pascual has served a Director at OPCM, where his responsibilities include sourcing investment opportunities, supervision of the due diligence conducted on acquisition targets and the implementation of business plans once assets are acquired. From January 2011 to December 2012, Mr. Pascual was a Senior Vice President at OPCM. From November 2008 to December 2010, Mr. Pascual was a senior associate at Square Mile Capital Management LLC, an institutional commercial real estate private equity fund, where he focused primarily on the acquisition of opportunistic commercial real estate and debt investments. Prior to Square Mile Capital Management, Mr. Pascual worked from 2005 to 2008 at RBS Securities, Inc., with a focus on the origination of commercial real estate mortgage, mezzanine and preferred equity investments. Mr. Pascual has worked as an analyst for Salomon Smith Barney based out of their New York and São Paulo, Brazil offices. Mr. Pascual received a B.A. in Economics cum laude and an MBA from Harvard University and Harvard Business School, respectively.

Bradford D. West has agreed to serve as an independent director and will be elected to the board of directors prior to the effectiveness of this Form 10. Mr. West is a licensed certified public accountant and attorney with over 30 years of public accounting and corporate and securities legal experience. Mr. West is currently the managing partner of West PLC, a boutique law firm located in Florida which Mr. West founded in 2000. West PLC handles mergers and acquisitions, joint ventures, senior and mezzanine debt transactions, venture capital, and private offerings of preferred and common equity. Prior to founding West PLC, Mr. West was a partner of Lowndes, Drosdick, Doster, Kantor and Reed, P.A., a law firm located in Orlando, Florida, from 1996 to 2000. From 1992 to 1996, Mr. West was a corporate and securities attorney at Greenberg Traurig, LLP, an international law firm, in Miami, Florida. From 1990 to 1992, Mr. West was a senior manager of KPMG in Miami, Florida. Mr. West received a B.S. in Accounting from Florida State University and a J.D. from the University of Miami.

Our board of directors and management has determined that Mr. West is qualified to serve as one of our directors due to Mr. West’s experience as a licensed certified public accountant and as a corporate and securities attorney.

Edward J. Ratinoff has agreed to serve as an independent director and will be elected to the board of directors prior to the effectiveness of this Form 10. Mr. Ratinoff currently oversees James Investment Partners, a real estate investment platform that he founded in 2001 which focuses primarily on multifamily properties. Mr. Ratinoff previously served as Managing Director and Head of Acquisitions for Phoenix Realty Group LLC (“Phoenix”), an institutional real estate investment firm, from February 2010 to February 2013. At Phoenix, Mr. Ratinoff oversaw the investment program for two multifamily fund vehicles and was a member of the firm’s investment committee. Prior to joining Phoenix, Mr. Ratinoff held the position of Managing Director and West Coast head for the J.E. Robert Companies (“JER”) and was a member of the investment committees for both JER Partners LLC and JER Investors Trust, Inc. (NYSE: JRT) from September 2004 to January 2009. Prior to joining JER, Mr. Ratinoff served as Principal with Fowler Flanagan Partners LLC, where he either led or participated in the acquisition, financing and renovation of approximately 3,000 apartment units. Mr. Ratinoff also held senior positions focusing on real estate investment banking with McDonald Investments, Chase Securities, Inc. and BT Alex Brown, Inc. Mr. Ratinoff has served as a member of the board of directors and audit committee of MPG Office Trust, Inc. (NYSE: MPG) and its successor entity, Brookfield DTLA Inc., since February 2011. Mr. Ratinoff also serves as a member of the board of directors of Bank of the Internet U.S.A. Mr. Ratinoff received a B.A. in Architecture and City Planning from the University of California, Berkeley, and an MBA from Northwestern University.

Our board of directors and management has determined that Mr. Ratinoff is qualified to serve as one of our directors due to Mr. Ratinoff’s experience as an executive and manager of multiple real estate investment firms.

Committees of Our Board of Directors

Our board of directors may establish committees it deems appropriate to address specific areas in more depth than may be possible at a full meeting of our board of directors. Our board of directors will establish an audit committee. Our board of directors does not intend to form a compensation committee as we have no employees.

Audit Committee

The audit committee will meet on a regular basis, at least quarterly and more frequently as necessary. The audit committee assists our board of directors in fulfilling its oversight responsibilities by reviewing the financial information to be provided to our stockholders and others, the system of internal controls that management has established, and the audit and financial reporting process. The audit will be comprised of three directors, Charles P. Toppino, Bradford D. West and Edward J. Ratinoff. Messrs. West and Ratinoff will be independent directors. Mr. Ratinoff will serve as the chairman of the audit committee and as the audit committee’s financial expert.

All audit committee members must be able to read and understand fundamental financial statements, including a balance sheet, income statement, cash flow statement and footnotes. The audit committee has direct responsibility for the appointment, compensation and oversight of the work of the independent auditors we employ. The audit committee assists our directors in overseeing and monitoring: (1) the systems of our internal accounting and financial controls; (2) our financial reporting processes; (3) the independence, objectivity and qualification of our independent auditors; (4) the annual audit of our financial statements; and (5) our accounting policies and disclosures. The audit committee will consider and approve (a) any non-audit services provided by an independent auditor and (b) certain non-audit services provided by an independent auditor to our Advisor and its affiliates to the extent that such approval is required under applicable regulations of the SEC. The audit committee will have sole authority to hire and fire any independent auditor we employ and will be responsible for approving all audit engagement fees and terms and resolving disagreements between us and our independent auditors regarding financial reporting.

Item 6.	Executive Compensation.

Compensation of our Executive Officers

Our executive officers are not our employees and do not receive compensation from us for services rendered to us as our executive officers. As a result, we do not have nor has our board of directors considered a compensation policy for our executive officers.

Each of our executive officers, including each executive officer who serves as a director, is an officer or employee of our Advisor or its affiliates and receives compensation for his or her services, including services performed on our behalf, from such entities. See “Item 7, Certain Relationships and Related Transactions and Director Independence” below for a discussion of fees paid to our Advisor and its affiliates.

Compensation of our Directors

If a director is also one of our executive officers or is an affiliate of our company or our Advisor, we do not pay any compensation to that person for services rendered as a director. The amount and form of compensation payable to our independent directors for their service to us is determined by our board of directors, based upon recommendations from our Advisor.

We will pay each of our independent directors an annual retainer of $30,000, prorated for any partial term, plus $2,000 per in-person board meeting attended, $1,500 per in-person committee meeting attended and $1,000 for each telephonic meeting; provided, however, we will not pay an additional fee to our directors for attending a committee meeting when the committee meeting is held on the same day as a board meeting. We will also pay the audit committee chairperson an additional annual retainer of $5,000, prorated for any partial term, and reimburse all directors for reasonable out-of-pocket expenses incurred in connection with attending board meetings.

Compensation Committee Interlocks and Insider Participation

We currently do not have a compensation committee of our board of directors because we do not plan to pay any compensation to our officers. There are no interlocks or insider participation as to compensation decisions required to be disclosed pursuant to SEC regulations.

Item 7.	Certain Relationships and Related Transactions and Director Independence.

Advisory Agreement

We will be externally managed and advised by our Advisor pursuant to the Advisory Agreement we will enter into with our Advisor. Our Advisor is a wholly-owned subsidiary of OPCM. The office of our advisor is located at 10250 Constellation Boulevard, Suite 2770, Los Angeles, CA. Our Advisor is managed by the following individuals:

Name	Age	Position
Charles P. Toppino	55	Chief Executive Officer, President
Edward E. Pascual	36	Chief Operating Officer, Co-Chief Investment Officer
Mark S. Kuskin	60	General Counsel and Secretary
Robert D. Morgan	48	Chief Financial Officer
Cathy Z. Wang	45	Co-Chief Investment Officer, Chief Investor Relations Officer

Mark S. Kuskin has served as our Advisor’s General Counsel and Secretary since September 2014. Mr. Kuskin has been actively involved in the commercial real estate industry for over 25 years working with U.S. and Asian based real estate private equity fund sponsors for whom he has helped create funds, separate accounts, joint ventures, and co-investment vehicles. Mr. Kuskin has also worked with sponsors in the legal, compliance and governance areas to integrate and build their real estate and debt investment management companies through acquisitions, mergers, public offerings and sale transactions. Since June, 2007, Mr. Kuskin has been President of Fund Management Advisors, Inc., which provides legal and advisory services with particular expertise in institutional investor relations, capital raising and compliance. In that capacity, he serves as group counsel of the SCREP private equity funds which are focused on investing in Asian real estate and debt. Prior to forming Fund Management Advisors, from June 1992 to June 2006, Mr. Kuskin spent 15 years as Managing Director and General Counsel of Secured Capital Corp. (now Eastdil Secured), a nationally recognized real estate investment banking firm. Mr. Kuskin received a B.A. in Economics from Princeton University and an M.B.A. and J.D. from Stanford University.

Robert D. Morgan has served as our Advisor’s Chief Financial Officer since September 2014. Mr. Morgan is a certified public accountant with 24 years of experience as a financial and accounting leader in the real estate industry with expertise in technical accounting, SEC reporting, investor reporting, internal controls including Sarbanes-Oxley, treasury, financial planning and analysis, acquisition and transactional due diligence, acquisition integration, contract negotiation, large-scale real estate development projects, project leadership and team building. Since December 2013, Mr. Morgan has been consulting with two private investment firms. From February 2000 to December 2013, Mr. Morgan led the financial operations for Thomas Properties Group, Inc., a publicly traded real estate company based in Los Angeles (NYSE: TPGI). Thomas Properties Group owned, acquired, developed and managed office and residential properties on a nationwide basis. As a Senior Vice President and the Chief Accounting Officer of Thomas Properties Group, Mr. Morgan led the accounting and SEC reporting teams since 2004 and was also a member of the Executive Committee. Prior to joining Thomas Properties Group, Mr. Morgan practiced for 10 years as a certified public accountant with Arthur Andersen in the real estate services group. Mr. Morgan received a B.S. in Business Administration with a concentration in Accounting from California Polytechnic State University, San Luis Obispo.

Cathy Z. Wang has served as our Advisor’s Co-Chief Investment Officer and Co-Chief Investor Relations Officer since September 2014. Ms. Wang joined the PAG real estate arm in January of 2008 and is responsible for the strategic planning, sourcing, execution and management of PAG’s investment projects. Prior to PAG, Ms. Wang worked for the Inland Real Estate Group based in Chicago for almost 10 years. Inland is one of the largest retail REIT sponsors and shopping center operators in the US. Her last position with Inland was Senior Vice President of Inland Real Estate Exchange Corporation, where she oversaw the acquisition and financing of commercial real estate properties and the structuring and offering of real estate backed securities. Ms. Wang started her career at the Chinese Ministry of Labor and then joined China International Futures Brokerage Corporation. Ms. Wang received her MBA from the Ohio State University with the honor of “Weidler Scholar” and her BA from Renmin University of China. She held the Series 7 and 63 securities licenses and a real estate broker’s license in the State of Illinois. From 2007 to 2013, Ms. Wang served on the Board of the Western Academy of Beijing, one of the leading international schools in Beijing, and chaired the board’s Land and Facilities Committee.

For biographical information on Messrs. Toppino and Pascual, see “Item 5. Directors and Executive Officers.”

Investment Committee

Pursuant to our Advisory Agreement, our Advisor will form an Investment Committee consisting of six members, three of whom will be voting members appointed by our Advisor and three of whom will be observers recommended by SCIA and appointed by our Advisor (“SCIA Observers”). The three voting members of the Investment Committee will be comprised at all times of three members who are officers or employees of the Advisor. The initial voting members of the Investment Committee will be Charles P. Toppino, Edward E. Pascual and Cathy Z. Wang, each of whom is an officer of our Advisor. The initial SCIA Observers will be Jon Paul Toppino, brother of Charles P. Toppino, Patrick Boot and BingDong Zhao, each of which are employees of SCIA or its affiliates. Our Advisor will have the power to remove any of the three voting members and the SCIA Observers appointed by it, and to select a replacement to fill any vacancy among the voting members and the SCIA Observers; provided that the replacement for any SCIA Observer will be appointed by our Advisor with SCIA’s recommendation. The Chairman of the Investment Committee will be Charles P. Toppino.

The Investment Committee will assist our Advisor in overseeing our investment strategy and investment decisions in conformity with investment guidelines and such other policies as are approved and monitored by our board of directors and subject to the ultimate authority and supervision of our board of directors. The Investment Committee will meet on a bi-weekly basis, or more frequently as is necessary, to discuss our overall investment strategy, potential investments and dispositions and changes in market conditions and to formulate investment recommendations for the following two-week period. Specifically, the Investment Committee will meet in order to, among other things:

•	set the acquisition investment matrix which will be used as the basis for our investments;

•	review our prior investments and make changes as is deemed necessary to the acquisition investment matrix;

•	evaluate and approve any acquisition or disposition of a portfolio of investments that aggregates $5 million or more; and

•	review on a quarterly basis the performance of our investments and our operating partners (including Pintar) and determine whether the investment strategy or operating partners should be changed.

A quorum for purposes of any action taken by the Investment Committee will consist of two voting members. The approval of any action taken by the Investment Committee will require the affirmative vote or consent of a majority of all of the three voting members. The three SCIA Observers serving on the Investment Committee will have no right to a vote in any action taken by the Investment Committee, however the SCIA Observers will be permitted to participate in all meetings of the Investment Committee.

Notwithstanding the authority granted to our Advisor and the Investment Committee under the Advisory Agreement, pursuant to the investment guidelines established by our board of directors, any investment or series of related investments with an aggregate value in excess of $10 million requires the prior approval of our board of directors.

Biographies of Charles P. Toppino, Edward E. Pascual and Cathy Z. Wang are set forth above under “Advisory Agreement.” Biographies of Jon Paul Toppino, Patrick Boot and BingDong Zhao are set forth below.

Jon-Paul Toppino. Mr. Toppino is Chief Investment Officer of SCIA and a non-executive director of Secured Capital Investment Management Co., Ltd. an affiliate of SCIA (“SCIM”). Mr. Toppino joined the Secured Capital team in 1993. Prior to relocating to Japan in 1998, Mr. Toppino was responsible for Secured Capital’s United States debt advisory business and oversaw over $2 billion in transactions. He was also actively involved in Secured Capital’s U.S. and European acquisitions of non-performing loan and real estate portfolios including the acquisition of more than $1 billion in non-performing loans and real properties in the United States and France. Since relocating to Japan, Mr. Toppino has been responsible for building SCIM’s hard asset business including both acquisitions and asset management. Under Mr. Toppino and the rest of the Secured Capital team, SCIM has acquired interests in more than 700 high-quality residential and commercial properties with a value in excess of ¥750 billion. Mr. Toppino holds a Bachelor of Science degree in Economics from Florida International University in Miami, Florida. Mr. Toppino also holds a California Real Estate Sales license and is a full member of the Urban Land Institute.

Patrick Boot. Mr. Boot is Managing Partner of PAG Real Estate China, an affiliate of SCIA. Mr. Boot joined PAG in 2007 to establish and lead PAG’s China real estate arm. Mr. Boot was previously the head of Prologis, Inc. in China, joining the company in 2003 to lead the launch of the company’s China business. In less than five years, he recruited and led the local management team to develop more than one million square meters of logistics facilities across China. Prior to joining Prologis, Mr. Boot spent more than eight years working for several prominent Chinese families in Indonesia, managing two major joint venture real estate projects in Jakarta. Mr. Boot started his career at Cadillac Fairview Corporation, the largest office and shopping mall developer in Canada, where he worked for six years before relocating to Asia. Mr. Boot received an Executive MBA from the Kellogg Graduate School of Management (Asia program).

BingDong Zhao. Mr. Zhao is Executive Director of PAG Real Estate China, and affiliate of SCIA. Mr. Zhao Joined PAG in 2012 and is responsible for acquisitions, underwriting, asset management dispositions and fund raising activities within PAG. Before joining PAG he was a Director of Credit Suisse’s Asia Pacific Real Estate Finance and Securitization Group, responsible for origination and execution of real estate finance and investment transactions in the Greater China region. Prior to joining Credit Suisse, Mr. Zhao worked with Lehman Brothers in its Global Real Estate Group based in Tokyo, focusing on real estate equity investment and the acquisition and resolution of the non-performing loans in China. Mr. Zhao also acted as a trader, and thereafter as in-house legal counsel for China National Textiles Import and Export Corporation in Beijing, China. Mr. Zhao holds a Master of Laws from Queen’s University in Ontario, Canada and a Master of Laws in Corporate Law from New York University School of Law in New York. Mr. Zhao earned an MBA from University of North Carolina at Chapel Hill. Mr. Zhao is a licensed attorney in the State of New York and is admitted to practice law in the People’s Republic of China.

Advisory Services

Pursuant to the terms of the Advisory Agreement, our Advisor will manage our day-to-day operations and oversee the acquisition, management and disposition of our real estate portfolio, in accordance with the guidance of the Investment Committee. Our Advisor, in its capacity as manager of our business and operations, will at all times be subject to the supervision and direction of our board of directors and will have only such functions and authority as our board of directors may delegate to it, including, without limitation, managing our business affairs in conformity with investment guidelines and such other policies as are approved and monitored by our board of directors. Pursuant to our Advisory Agreement, our Advisor will perform (or cause to be performed) such services and activities relating to our investments and operations as may be appropriate, which may include, without limitation:

•	serving as our consultant with respect to the periodic review of the investment guidelines approved by our board of directors (“Investment Guidelines”) and other parameters for our investments, financing activities and operations, which review shall occur no less than annually;

•	identifying, investigating, analyzing and selecting possible investment opportunities and originating, acquiring, structuring, negotiating, monitoring, financing, retaining, selling, negotiating for prepayment, restructuring or disposing of investments consistent with the Investment Guidelines, and making representations and warranties in connection therewith;

•	with respect to prospective purchases, sales or exchanges of investments, conducting negotiations on our behalf with sellers, purchasers, trustees, lenders, regulatory agencies and bodies, title companies, environmental consultants, primary dealers, custodians and brokers and, if applicable, their respective agents, representatives and investment bankers, and owners of privately held real estate companies, including the execution, delivery and renewal of any financing documents and all offers, purchase and sale agreements, escrow documents and any other agreements and/or instruments relating to the purchase or sale of properties on our behalf;

•	negotiating and entering into, on our behalf, repurchase agreements, interest rate swap agreements, agreements relating to borrowings under programs established by the U.S. Government and/or agencies thereunder, and other agreements and instruments required for us to conduct our business;

•	acting as a liaison to or engaging and supervising, on our behalf and at our expense, independent contractors that provide investment banking, mortgage brokerage, residential home sales brokerage, other financial services, real estate services, commercial services, due diligence services, underwriting review services, legal and accounting services, and all other services as may be required relating to our operations or investments (or potential investments);

•	the conversion of our acquisitions into rental homes and the subsequent renovation, leasing, maintenance and other property management of our rental homes, including through the engagement and supervision, on our behalf and at our expense, of property management companies responsible for such activities;

•	coordinating and managing operations of any joint venture or co-investment interests held by us;

•	providing executive and administrative personnel, office space and office services required in rendering services to us;

•	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by the Advisor and the Board, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

•	communicating on our behalf with the holders of any of our equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies and to maintain effective relations with such holders, including annual meeting arrangements;

•	counseling us in connection with policy decisions to be made by the board of directors;

•	evaluating and recommending to the board of directors hedging, financing and securitization strategies and engaging in hedging, financing, borrowing and securitization activities on our behalf, consistent with such strategies as modified from time to time, while maintaining our qualification as a REIT and within the Investment Guidelines;

•	counseling us regarding the maintenance of its qualification as a REIT and monitoring compliance with the various REIT qualification tests and other rules set forth in the Internal Revenue Code and Treasury Regulations thereunder and using commercially reasonable efforts to cause us to continue to qualify for taxation as a REIT for federal income tax purposes;

•	counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the Investment Company Act of 1940, as amended, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;

•	collection of information and furnishing of reports pertaining to our assets, interest rates and general economic conditions;

•	monitoring the operating performance of our investments and providing periodic review, evaluation and reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;

•	investing and reinvesting any moneys and securities of our company (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;

•	causing us to retain qualified registered independent accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Internal Revenue Code and the Treasury Regulations applicable to REITs and, if applicable, taxable REIT subsidiaries;

•	assisting us in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

•	assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements as may be required under applicable regulations and contractual undertakings and, if and when applicable, all reports and documents, if any, required under the Exchange Act;

•	assisting us in taking all necessary actions to enable us to make required tax filings and reports, including soliciting information from stockholders to the extent required by the provisions of the Internal Revenue Code and Treasury Regulations applicable to REITs;

•	obtaining insurance in connection with the operation of our business;

•	handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with the Advisor or its affiliates), including supervising claims filed under any insurance policy, subject to such limitations or parameters as may be imposed from time to time by the Board;

•	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by the board of directors from time to time;

•	advising on, and obtaining on behalf of our company, appropriate credit facilities or other financings for our investments consistent with the Investment Guidelines;

•	serving as our consultant with respect to decisions regarding any of our financings, hedging activities or borrowings undertaken by us, including (1) assisting us in developing criteria for debt and equity financing that is specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;

•	within 90 days following the end of each calendar year, or such other time as shall be requested by the board of directors (including in connection with the liquidation of our Operating Partnership), calculate our net asset value (“NAV”) utilizing valuation guidelines established by the board of directors, and provide all relevant information concerning the calculation to the board of directors for their approval;

•	performing such other services and functions as may be required from time to time for the management of, and other activities relating to, our assets, business and operations of our company as the board of directors shall reasonably request or as the Advisor shall deem appropriate under the particular circumstances;

•	forming, dissolving, reorganizing, restructuring or merging corporate or other entities with respect to any of the actions in the clauses above; and

•	using commercially reasonable efforts to cause us to comply with all applicable laws and regulations.

The above summary is provided to illustrate the material functions that our Advisor performs for us and is not intended to include all of the services that may be provided to us by our Advisor, its affiliates or third parties. Our Advisor will provide certain additional services to us, as set forth in the Advisory Agreement.

Fees

Asset Management Fees. Pursuant to the Advisory Agreement, our Operating Partnership will pay our Advisor an annual asset management fee (“Asset Management Fee”), if earned, calculated based upon the QDII Average Annual Return and the US L.P. Average Annual Return (each as defined below). The amount of the annual Asset Management Fee payable, if any, will be based on the QDII Average Annual Return and the US L.P. Average Annual Return as of the end of each Accrual Period (as defined below), as follows:

•	No Asset Management Fee is payable if either the QDII Average Annual Return or the US L.P. Average Annual Return for the Accrual Period is less than 2.0%;

•	An Asset Management Fee equal to 0.5% of our NAV as of the end of the Accrual Period is payable if both the QDII Average Annual Return and the US L.P. Average Annual Return for such Accrual Period is between 2.0% and 5.0%; and

•	An Asset Management Fee equal to 1.0% of our NAV as of the end of the Accrual Period is payable if both the QDII Average Annual Return and the US L.P. Average Annual Return for such Accrual Period is greater than or equal to 5.0%.

In the event that the QDII Average Annual Return and the US L.P. Average Annual Return for an Accrual Period differ to a degree which would result in the application of different Asset Management Fee calculations as described above (for example, if the QDII Average Annual Return for an Accrual Period is between 2.0% and 5.0% and the US L.P. Average Annual Return for such Accrual Period is greater than 5.0%), then the lesser of the Average Annual Return amounts will be used for all purposes to determine the amount of the Asset Management Fee payable for such Accrual Period.

The percentage of our NAV for a given Accrual Period set forth in the second and third bullet points above is referred to herein as the “Applicable Rate.”

As used above, “Accrual Period” means, (i) with respect to the QDII Average Annual Return, the period from the date that capital was invested in our company by the QDII for shares of common stock through the last day of the most recent calendar year-end, and (ii) with respect to the US L.P. Average Annual Return, the period from the date that capital was invested in our company by the US L.P. for shares of common stock through the last day of the most recent calendar year-end.

As used above, “QDII Average Annual Return” means the average annual return of the QDII Investor, based on the increase in our NAV allocable to the capital contributions of the QDII Investor to our company as of the end of the Accrual Period, plus the cumulative cash distributions paid to the QDII Investor by our company during the Accrual Period, as adjusted for the estimated United States taxes associated with such distributions based upon the applicable tax rates associated with the ultimate beneficial holders of our common stock and gross of the portion of any Asset Management Fees paid to Pintar and our Advisor during the Accrual Period allocable to the QDII Investor.

As used above, “US L.P. Average Annual Return” means the average annual return of the QDII Investor, based on the increase in our NAV allocable to the capital contributions of the QDII Investor to our company as of the end of the Accrual Period, plus the cumulative cash distributions paid to the QDII

Investor by our company during the Accrual Period, as adjusted for the estimated United States taxes associated with such distributions based upon the applicable tax rates associated with the ultimate beneficial holders of our common stock and gross of the portion of any Asset Management Fees paid to Pintar and our Advisor during the Accrual Period allocable to the QDII Investor.

Our NAV will be determined annually within 90 days of the end of each calendar year by our Advisor and approved by our board of directors, including a majority of our independent directors, consistent with valuation guidelines established by our board of directors. The valuation guidelines will provide that the NAV calculated by the Advisor will be equal to the value of our assets, based on customary valuation methodologies that are designed to produce a fair price that would be received for our investments in an arm’s length transaction between a willing buyer and a willing seller in possession of all material information about our investments, reduced by all of our liabilities. The valuation guidelines will also provide that the NAV calculated by our Advisor and recommended to our board of directors for approval will be confirmed as to its reasonableness by one or more third party valuation experts.

Asset Management Catch-Up Fee.

If, upon the liquidation of our company and our Operating Partnership, both the QDII Average Annual Return and the US L.P. Average Annual Return for the period (the “Holding Period”) from the date of issuance of shares of our common stock to the QDII Investor and the US L.P. through the completion of the liquidation, as calculated based on the Liquidation NAV (as defined below) is greater than 2.0% and less than 5.0%, the Operating Partnership will pay our Advisor a fee (“Asset Management Catch-Up Fee”) equal to, for each calendar year (or such other applicable period) during the Holding Period: (x) the difference, if any, between 0.5% and the Applicable Rate for such calendar year (or such other applicable period), multiplied by (y) the Liquidation NAV.

If, upon the liquidation of our company and our Operating Partnership, both the QDII Average Annual Return and the US L.P. Average Annual Return for the Holding Period, as calculated based on the Liquidation NAV, is equal to or greater than 5.0%, the Operating Partnership will pay the Advisor an Asset Management Catch-Up Fee equal to, for each calendar year (or such other applicable period) during the Holding Period: (x) the difference, if any, between 1.0% and the Applicable Rate for such calendar year (or such other applicable period), multiplied by (y) the Liquidation NAV (as defined below).

In the event that the QDII Average Annual Return and the US L.P. Average Annual Return for the Holding Period differ to a degree which would result in the application of different Asset Management Catch-Up Fee calculations as described above (for example, if the QDII Average Annual Return for the Holding Period is between 2.0% and 5.0% and the US L.P. Average Annual Return for the Holding Period is greater than 5.0%), then the lesser average annual return amount will be used for all purposes to determine the amount of the Asset Management Catch-Up Fee payable.

As used above, “Liquidation NAV” means our net asset value, determined pursuant to our valuation guidelines as adopted by our board of directors, based on the net value received upon liquidation of our investments rather than appraised value of our investments after satisfaction of all liabilities.

In the event the Advisory Agreement is terminated or not renewed by us other than for cause, notwithstanding such termination or nonrenewal, the Advisor will remain entitled to continue to receive annual Asset Management Fees and the Asset Management Catch-Up Fee, if earned under the terms of the Advisory Agreement, pursuant to the terms of the Advisory Agreement.

Acquisition Fee.

Pursuant to the Pintar Joint Venture (discussed below), we expect that our Advisor will receive an acquisition fee equal to 1.334% of the cost of each of the properties acquired by the Pintar Joint Venture, including acquisition costs and any financing attributable to the investment. The Acquisition Fee received by the Advisor, combined with the acquisition fee received by Pintar, will collectively equal 2.0% of the cost of each of the properties acquired by the Pintar Joint Venture, including acquisition costs and any financing attributable to the investment.

Term and Termination

The initial term of the Advisory Agreement is for one year. Thereafter, the Advisory Agreement will be renewed automatically each year for unlimited number of successive one-year periods. Both our company and our Advisor may elect not to renew the Advisory Agreement upon written notice delivered 90 days prior to the expiration of the initial term or any renewal term. Our Advisor may terminate the Advisory Agreement effective upon at least 30 days’ prior written notice to us in the event that we default in the performance or observance of any material term, condition or covenant contained in the Advisory Agreement and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the default be remedied in such 30-day period. The Advisory Agreement may be terminated by us upon at least 30 days’ prior written notice to our Advisor for “Cause” (as defined below).

“Cause” is defined in the Advisory Agreement to mean (i) fraud, criminal conduct, willful misconduct, or material breach of a fiduciary duty by our Advisor, (ii) a material breach of the Advisory Agreement by our Advisor, which breach shall continue for a period of 30 days after written notice thereof specifying the breach and requesting that the breach be remedied in the 30-day period (iii) upon the commencement of any proceeding relating to our Advisor’s bankruptcy or insolvency, or (iv) upon the dissolution of our Advisor.

Reimbursement of Expenses

Pursuant to the Advisory Agreement, we pay directly or reimburse our Advisor for all of the expenses paid or incurred by our Advisor or its affiliates in connection with the services our Advisor provides to us pursuant to the Advisory Agreement, including, but not limited to:

•	Organization and offering expenses; provided, however, that all Formation Costs (as defined in the Expense Reimbursement Agreement, discussed below), will be reimbursed in accordance with the terms of the Expense Reimbursement Agreement;

•	expenses in connection with the acquisition, disposition and financing of our investments;

•	costs of legal, tax, accounting, consulting, auditing and other similar services rendered for us by providers retained by our Advisor;

•	the compensation and expenses of our independent directors and the cost of liability insurance to indemnify our directors and officers;

•	personnel and related employment costs incurred by our Advisor or its affiliates in performing services under the Advisory Agreement, including but not limited to reasonable salaries and wages, benefits and overhead of all employees directly involved in the performance of such services, provided that our Advisor will not seek reimbursement for personnel costs of individuals who serve as our executive officers;

•	costs and expenses incurred in contracting with third parties; and

•	all other expenses actually incurred by the Advisor (except as otherwise specified herein) which are reasonably necessary for the performance by the Advisor of its duties and functions under this Agreement.

Expense reimbursements to our Advisor pursuant to the Advisory Agreement will be made in cash on a monthly basis following the end of each month. Our reimbursement obligations pursuant to the Advisory Agreement are not subject to any dollar limitation.

Pursuant to an Expense Reimbursement Agreement (the “Expense Reimbursement Agreement”) among our company, our Operating Partnership, our Advisor and SCIA, our Advisor and SCIA have agreed that SCIA will pay all of the costs related to our organization and the organization of the QDII Investor and US L.P. (collectively, the “Formation Costs”) incurred prior to August 15, 2014, and will only be reimbursed for such costs to the extent SCIA is not compensated for such costs by one or more placement agents for the QDII Investor’s capital raising and will defer the reimbursement of such amount until the liquidation of our Operating Partnership. The Expense Reimbursement Agreement further provides that SCIA and our Advisor will collectively pay all Formation Costs incurred after August 15, 2014. Pursuant to the Expense Reimbursement Agreement, our Operating Partnership will be obligated to reimburse all Formation Costs to SCIA and our Advisor following our initial issuance of shares of our common stock to the QDII Investor.

Liability and Indemnification

Pursuant to the Advisory Agreement, our Advisor does not assume any responsibility other than to render the services called for under the Advisory Agreement and is not responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Under the terms of the Advisory Agreement, our Advisor and its affiliates and members and the officers, stockholders, directors and personnel of our Advisor and its affiliates and members are not liable to us, any subsidiary of ours, our trustees, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Advisory Agreement, except as a result of acts or omissions constituting bad faith, willful misconduct, or reckless disregard of their duties under the Advisory Agreement. We have agreed to indemnify our Advisor and its affiliates and members and the officers, stockholders, directors and personnel of our Advisor and its affiliates and members with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Advisor not constituting bad faith, willful misconduct, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Advisory Agreement. Our Advisor has agreed to indemnify us, our trustees, officers, and stockholders with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Advisor constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the Advisory Agreement or any claims by our Advisor’s personnel relating to the terms and conditions of their employment by our Advisor.

Operating Partnership Agreement

General

We will hold substantially all of our assets in our Operating Partnership or in subsidiary entities in which our Operating Partnership owns an interest. We utilize an UPREIT structure to enable us to acquire real properties in exchange for limited partnership interests in our Operating Partnership from owners who desire to defer taxable gain that would otherwise normally be recognized by them upon the disposition of their real property or transfer of their real property to us in exchange for shares of our common stock or cash. In such a transaction, the property owner’s goals are accomplished because the owner may contribute property to our Operating Partnership in exchange for limited partnership interests on a tax-free basis. These owners may also desire to achieve diversity in their investment and other benefits afforded to owners of shares of common stock in a REIT.

We are the sole general partner of our Operating Partnership, and our Advisor is currently the sole limited partner of our Operating Partnership.

If we ever decide to acquire real properties in exchange for limited partnership interests in our Operating Partnership, we expect to amend and restate the limited partnership agreement of our Operating Partnership, to provide for units of general and limited partnership interests to have distribution rights equivalent to those on our common stock and to provide redemption rights to the holders of limited partnership units.

Capital Contributions

As we accept subscriptions for shares of our common stock from the QDII Investor and the US L.P., we will transfer substantially all of the net proceeds to our Operating Partnership in exchange for limited partnership interests. However, we will be deemed to have made capital contributions in the amount of the gross proceeds received from investors, and our Operating Partnership will be deemed to have simultaneously paid the costs associated with the sale of the shares.

We anticipate that our Advisor will contribute additional capital to our Operating Partnership, as a limited partner, equal to approximately 1.0% of the total amount of capital contributed to us by the QDII Investor.

If our Operating Partnership requires additional funds at any time in excess of capital contributions made by us and our Advisor, we may borrow funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our Operating Partnership to issue limited partnership interests for less than fair market value if we conclude in good faith that such issuance is in the best interest of our Operating Partnership and us.

Operations

The amended and restated limited partnership agreement of our Operating Partnership that we intend to enter into (the “Operating Partnership Agreement”) requires that our Operating Partnership be operated in a manner that will enable us to (1) satisfy the requirements for being classified as a REIT for federal income tax purposes, unless we otherwise cease to qualify as a REIT, (2) avoid any federal income or excise tax liability and (3) ensure that our Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Internal Revenue Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Special Limited Partner Promote

Pursuant to the terms of the Operating Partnership Agreement, our Advisor will be issued a special limited partnership interest in our Operating Partnership in exchange for its $1,000 initial limited partnership investment in our Operating Partnership and in consideration of the services to be provided by our Advisor. Our Advisor, as the holder of the special limited partnership interest, will be entitled to receive distributions (the “Special Limited Partner Promote”) equal to 11.25% of the remaining cash available for distribution after (i) available cash is used to satisfy all debts, obligations and liabilities of our company, our Operating Partnership, the QDII Investor and the US L.P., including all costs and expenses payable upon liquidation, and (ii) distributions have been paid to the partners of our Operating Partnership in an amount which when ultimately distributed to the QDII Investor and the US L.P. (taking into account cumulative distributions by our company to the QDII Investor and the US L.P.) represents, on an after-tax basis, (i) a 100% return of the QDII Investor’s and the US L.P.’s respective capital contributions to our company, plus (ii) a 10.0% non-compounded, annual return on the capital contributions to the QDII Investor and the US L.P., net of any cash reserves held by the QDII Investor and the US L.P. Liabilities that must be paid prior to payment of the Special Limited Partner Promote include:

•	reimbursement of any un-reimbursed Formation Costs pursuant to the Expense Reimbursement Agreement; and

•	payment of any unpaid Asset Management Fees and Asset Management Catch-Up Fee.

The special limited partnership interests to be held by our Advisor will be redeemed by us upon (1) the listing of our shares of common stock on a national securities exchange, and (2) the occurrence of certain events that result in the termination or non-renewal of the Advisory Agreement, in each case for an amount equal to the amount that would have been distributed to our Advisor under the Operating Partnership Agreement had our Operating Partnership disposed of all of its assets for their fair market value and all liabilities of our Operating Partnership had been satisfied in full according to their terms. If the Advisory Agreement is terminated or not renewed by us for “Cause” (as defined in the Advisory Agreement), all of the special limited partnership interests will be redeemed by our Operating Partnership for $1 within thirty (30) days after the termination or nonrenewal of the Advisory Agreement.

Joint Venture with Pintar

Our Advisor has selected Pintar to serve as our regional operating partner for the states of California, Arizona and Nevada, which will initially be the focus of our acquisition strategy.

It is expected that the joint venture between Pintar and our Operating Partnership will be structured as a limited liability company (the “Pintar Joint Venture”). The Pintar Joint Venture will be the entity which acquires and owns the residences we acquire in the states of California, Arizona and Nevada. Pursuant to the terms of the Pintar Joint Venture, Pintar will be expected to manage the day-to-day operations of the properties the Pintar Joint Venture acquires, assist our Advisor in the design, underwriting and pricing for the acquisition program for our properties, work with our Advisor to establish and execute a business plan for each target market, help procure debt financing, and ultimately assist in the sale of the properties acquired by the Pintar Joint Venture. “Major decisions,” as defined in the Pintar Joint Venture and consistent with customary joint venture terms, will require the consent of our Advisor and our Operating Partnership.

It is anticipated that Pintar will invest, through capital contributions to the Pintar Joint Venture, approximately 2.0% of the total capital invested in the acquisition of residential properties.

Fees

It is expected that Pintar will be entitled to receive the following compensation with respect to properties acquired by the Pintar Joint Venture:

Acquisition Fees. Pintar will be entitled to receive an acquisition fee equal to 0.667% of the cost of each of the properties acquired by the Pintar Joint Venture, including acquisition costs and any financing attributable to the investment. The acquisition fee received by our Advisor pursuant to the Pintar Joint Venture, combined with the acquisition fee received by Pintar, will collectively equal 2.0% of the cost of each of the properties acquired by the Pintar Joint Venture, including acquisition costs and any financing attributable to the investment.

Asset Management Fees. Pintar will receive an annual asset management fee calculated based upon the QDII Average Annual Return and the US L.P. Average Annual Return. The amount of the annual Asset Management Fee, if any, payable will be based on the QDII Average Annual Return and the US L.P. Average Annual Return as of the end of each Accrual Period, as follows:

•	No Asset Management Fee is payable if either the QDII Average Annual Return or the US L.P. Average Annual Return for the Accrual Period is less than 2.0%.

•	An Asset Management Fee equal to 1.0% of the NAV of the assets of the Pintar Joint Venture as of the end of the Accrual Period is payable if both the QDII Average Annual Return and the US L.P. Average Annual Return for such Accrual Period is between 2.0% and 5.0%.

As used above, the terms “Accrual Period,” “QDII Average Annual Return,” and “US L.P. Average Annual Return” have the same meanings as set forth above under “Advisory Agreement-Fees-Asset Management Fees.”

Asset Management Catch-Up Fees. If, upon the liquidation of our company and our Operating Partnership, both the QDII Average Annual Return and the US L.P. Average Annual Return is equal to or greater than 5.0%, and if Pintar has not been paid an annual asset management fee for any calendar year due to the failure to satisfy the 2.0% average annual return hurdle for any Accrual Period, Pintar will receive a catch-up asset management fee equal to, for each calendar year during which Pintar did not receive an annual asset management fee, 1.0% of the NAV of the assets of the Pintar Joint Venture, calculated as of liquidation.

Promote

Pursuant to the Pintar Joint Venture, Pintar will be entitled to receive distributions (the “Pintar Promote”) equal to 22.50% of the remaining cash available for distribution after (i) available cash is used to satisfy all debts, obligations and liabilities of the Pintar Joint Venture, our company, our Operating Partnership, the QDII Investor and the US L.P., including all costs and expenses payable upon liquidation, and (ii) distributions have been paid the QDII Investor and the US L.P. (taking into account cumulative distributions paid to the QDII Investor and the US L.P.) which represent, on an after-tax basis, a 100% return of the QDII Investor’s and the US L.P.’s respective capital contributions to our company, plus a 10.0% non-compounded annual return on the QDII’s and the US L.P.’s capital contributions to our company.

Pintar will be responsible for payment of its own overhead and general and administrative expenses, without reimbursement by the Pintar Joint Venture.

Property Management

It is expected that Vertical Real Estate Services, Inc. (formerly Port Street Realty Corporation), an affiliate of Pintar (“Vertical”), will be retained by our Operating Partnership to manage, lease, renovate and sell properties owned in the Pintar Joint Venture. For each rented home we acquire, it is expected that Vertical will retain 6.0% of the collected monthly rent, up to a maximum of $150 per month per home, as a property management fee. It is expected that Vertical will also be paid a leasing fee equal to one month’s rent per home leased and a standard broker commission of up to 6.0% of sales proceeds as customary for the geographical location of the home in the event a home is listed and sold. Subject to a construction management agreement, it is expected that Vertical will also receive a 15.0% construction management fee for obtaining and overseeing all construction related activities related to the improvement and maintenance of our properties. In the event the Pintar Joint Venture is terminated, all arrangements with Vertical will be terminated; provided, however, that our Operating Partnership will remain liable for any unpaid fees on services rendered. We expect to retain other qualified property management firms and construction management firms to provide comparable services for properties we acquire outside of the Pintar Joint Venture.

Director Independence

Although our shares are not listed for trading on any national securities exchange, a majority of the members of our board of directors, and a majority of the members of our audit committee, will be “independent” as defined by the New York Stock Exchange. The New York Stock Exchange standards provide that to qualify as an independent director, in addition to satisfying certain bright-line criteria, our board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder or officer of an organization that has a relationship with us). Our board of directors has determined that Messrs. West and Ratinoff, who will be elected as directors prior to the effectiveness of this Form 10, each satisfy the bright-line criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of our board of directors. Our current director, Charles P. Toppino, is affiliated with us and therefore is not considered an “independent director.”

Item 8.	Legal Proceedings.

Management is not aware of any material pending legal proceedings to which we or any of our subsidiaries are a party or to which any of our property is subject, nor are we aware of any such legal proceedings contemplated by government agencies.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

There is no established public trading market for our shares of common stock and we do not expect a public trading market to develop for our shares. There are no issued or outstanding options or warrants to purchase, or securities convertible into, our common stock. There are no shares of our common stock that could be sold pursuant to Rule 144 under the Securities Act or that we have agreed to register for sale under the Securities Act. No shares of our common stock have been or are currently expected to be publicly offered by us.

Stockholders

As of October 13, 2014, there was one holder of our shares of common stock.

Distribution Policy

We have paid no distributions since our inception.

We intend to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2014 or our taxable year in which we commence material operations. To qualify as a REIT, we are required to distribute 90% of our annual taxable income, determined without regard to the dividends paid deduction and by excluding net capital gains, to our stockholders. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates.

We intend to make annual cash distributions to our stockholders, consistent with our intention to qualify as a REIT for federal income tax purposes. The amount, timing and frequency of any distributions will be determined by our board of directors in its sole discretion. Our board of directors will consider such factors as it deems relevant when authorizing any distributions. Any distributions we make in the future will depend significantly upon our actual results of operations, which may differ materially from our current expectations. For more information regarding risks that could materially and adversely affect our actual results of operations, see “Risk Factors.” We cannot assure you that distributions will be made or sustained or that our board of directors will not change our distribution policy in the future.

Item 10.	Recent Sales of Unregistered Securities.

On August 25, 2014, we issued 500 shares of common stock at $10.00 per share to OPCM, in exchange for $5,000 in cash. The shares were issued in a private offering exempt from the registration requirements of the Securities Act pursuant to the exemption provided Section 4(a)(2) of the Securities Act.

Item 11.	Description of Registrant’s Securities to Be Registered.

The following is a summary of the rights and preferences of our capital stock. We encourage you to read carefully this entire Form 10, our amended and restated charter and our bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our amended and restated charter and our bylaws are filed as exhibits to this Form 10 and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto.

General

Our charter authorizes the issuance of 1,000,000 shares of stock, of which 990,000 shares are designated as common stock with a par value of $0.01 per share, and 10,000 shares are designated as preferred stock with a par value of $0.01 per share. Our amended and restated charter, which we intend to file with the State of Maryland prior to the effective date of this Form 10, authorizes us to issue 100,000,000 shares of stock, of which 90,000,000 shares are designated as common stock with a par value of $0.01 per share, and 10,000,000 shares are designated as preferred stock with a par value of $0.01 per share.

As of October 13, 2014, 500 shares of our common stock were issued and outstanding and held of record by a single stockholder, and no shares of our preferred stock were issued and outstanding.

Our board of directors may amend our charter from time to time without stockholder approval to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

Except as may otherwise be specified in our charter, the holders of common stock are entitled to one vote per share on all matters voted on by stockholders, including election of our directors. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of common stock can elect our entire board of directors. Subject to any preferential rights of any outstanding class or series of preferred stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our board of directors and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of shares of common stock will not have preemptive rights. Holders of common stock will not have appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Preferred Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of our common and preferred stock into one or more classes or series of stock, and to issue such classified or reclassified stock, without stockholder approval. Our board of directors must determine the relative rights, preferences and privileges of each class or series of stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to the common stock. The issuance of such stock could have the effect of delaying, deferring or preventing a change in control. We currently anticipate issuing a minimum of 110 and a maximum of 125 shares of our preferred stock in a private placement exempt from registration under Rule 506 of Regulation D to 100 investors who qualify as “accredited investors” as defined in Regulation D in order to ensure that we satisfy the REIT qualification requirement that we have at least 100 shareholders after the first year in which we elect to be taxed as a REIT. We anticipate that the shares of preferred stock we issue in such a private placement will be sold for $1,000 a share, will be non-voting shares and will entitle the holders thereof to a 12.5% senior preferred return.

Uncertificated Shares

Unless otherwise provided by our board of directors, we will not issue shares in certificated form. We maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Meetings, Special Voting Requirements and Access to Records

An annual meeting of the stockholders will be held each year, on the date and at the time and place set by our board of directors. Special meetings of stockholders may be called by our board of directors, the chairman of the board, the president or the chief executive officer, and, subject to certain procedural requirements set forth in our bylaws, must be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast on such matter at the special meeting. The presence in person or by proxy of stockholders entitled to cast at least a majority of all the votes entitled to be cast at a meeting on any matter constitutes a quorum. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except that a plurality of the votes cast at a meeting at which a quorum is present is sufficient to elect a director and except as set forth in the next paragraph. Pursuant to our organizational documents and Maryland law, our stockholders may elect to take action via a unanimous written consent in lieu of holding a meeting.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter, which our charter does not, for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Stockholders may, by the affirmative vote of a majority of all the votes entitled to be cast generally in the election of directors, remove a director from our board.

Business Combinations

Under Maryland law, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute, provided that such business combination is first approved by our board. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer to acquire us.

Control Share Acquisitions

Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of our stock by any person. There can be no assurance that this provision will not be amended or eliminated (without stockholder approval) at any time in the future.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors or (3) by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) by or at the direction of the board of directors or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving the advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Anti-takeover Effect of Certain Provisions of Maryland Law and of the Charter and Bylaws

The business combination provisions (if the board of directors rescinds its resolution exempting any business combination between us and any other person or otherwise fails to first approve such business combination) and the control share acquisition provisions (if the applicable provision in our bylaws is rescinded) of Maryland law and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for stockholders or otherwise be in their best interest.

Item 12.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter requires us, to the maximum extent that Maryland law in effect from time to time permits, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•	any individual who, while a director or officer of our company and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission as unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct, was adjudged liable to the corporation or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

We expect to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or executive officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Item 13.	Financial Statements and Supplementary Data.

See “Index to Financial Statements” on page F-1 of this Form 10.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

Financial Statements

See “Index to Financial Statements and Schedule” on page F-1 of this Form 10.

Exhibits

No.	Description

3.1	Form of Amended and Restated Articles of Incorporation of OPC Residential Properties Trust, Inc.

3.2*	Bylaws of Incorporation of OPC Residential Properties Trust, Inc.

10.1	Form of Advisory Agreement by and among OPC Residential Properties Trust, Inc., OPC Residential Properties, L.P. and OPC REIT Management, LLC

10.2	Form of Amended and Restated Limited Partnership Agreement of OPC Residential Properties, L.P.

10.3	Form of Limited Liability Company Operating Agreement of OPC-Pintar Residential Properties, LLC

21*	List of Subsidiaries of OPC Residential Properties Trust, Inc.

*	Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

OPC RESIDENTIAL PROPERTIES TRUST, INC.

/s/ Charles P. Toppino
Name:	Charles P. Toppino
Title:	President and Chief Executive Officer

Date: November 26, 2014

Index to Consolidated Financial Statements

OPC RESIDENTIAL PROPERTIES TRUST, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of

OPC Residential Properties Trust, Inc.

We have audited the accompanying consolidated balance sheet of OPC Residential Properties Trust, Inc. and subsidiary (the “Company”) as of September 25, 2014. The balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of the Company as of September 25, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Los Angeles, California

October 14, 2014

OPC Residential Properties Trust, Inc.

Consolidated Balance Sheets

	September 30, 2014	September 25, 2014
	(Unaudited)
ASSETS
Cash	$6,000	$6,000

Total assets	$6,000	$6,000

LIABILITIES AND EQUITY
Liabilities:
Total liabilities	$—	$—

Commitments and contingencies

Equity:
Stockholder’s equity:
Preferred stock, $0.01 par value per share; 10,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 990,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	4,995	4,995

Total stockholder’s equity	5,000	5,000
Noncontrolling interest	1,000	1,000

Total equity	6,000	6,000

Total liabilities and equity	$6,000	$6,000

See accompanying notes to consolidated balance sheets.

OPC RESIDENTIAL PROPERTIES TRUST, INC.

NOTES TO CONSOLIDATED BALANCE SHEETS

As of September 30, 2014 (unaudited) and September 25, 2014

1.	Organization

OPC Residential Properties Trust, Inc. (the “Company”) was formed on August 13, 2014, as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”). Substantially all of the Company’s business is expected to be conducted through OPC Residential Properties, L.P., a Delaware limited partnership (the “Operating Partnership”), formed on August 25, 2014. The Company is the sole general partner of the Operating Partnership. OPC REIT Management, LLC, a Delaware limited liability company formed on August 12, 2014 (the “Advisor”), and wholly owned subsidiary of Oak Pass Capital Management Inc., a California corporation (the “OPCM”), is the sole limited partner of the Operating Partnership. The Company and the Advisor are party to a Limited Partnership Agreement of the Operating Partnership (the “Partnership Agreement”). The Operating Partnership will allocate income and distribute cash to each partner in proportion to their respective ownership interests.

Subject to certain restrictions and limitations, the business of the Company will be externally managed and advised by the Advisor, pursuant to an advisory agreement the Company plans to enter into with the Advisor (the “Advisory Agreement”), which will provide for fees and compensation to be earned by the Advisor and its affiliates in connection with the management of the Company’s day-to-day operations and the sourcing, underwriting, acquisition, financing, management and disposition of the Company’s real estate portfolio.

On August 25, 2014, the Company issued 500 shares of common stock to OPCM at a purchase price of $100.00 per share for an aggregate purchase price of $5,000. As of September 25, 2014, the 500 shares of common stock owned by OPCM were the only issued and outstanding shares of the Company. On September 25, 2014, the Advisor contributed $1,000 to the Operating Partnership in exchange for its limited partnership interest.

The Advisor has selected Pintar Investment Company, LLC, a California limited liability company (“Pintar”), to serve as the regional operating partner for the states of California, Arizona and Nevada, which will initially be the focus of the Company’s acquisition strategy. Pursuant to the joint venture agreement that the Company plans will be executed between Pintar and the Operating Partnership, Pintar will be entitled to receive certain fees and compensation, including an asset management fee, acquisition fees and a promote interest. The Company expects that Pintar will make up to a 2.0% equity investment in the joint venture with the Operating Partnership.

The Company plans to invest in a portfolio of single-family homes located in select markets across the United States. As of September 25, 2014, neither the Company nor the Operating Partnership had purchased or contracted to purchase any properties or other investments.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated balance sheet includes the accounts of the Company and the Operating Partnership. All intercompany balances and transactions are eliminated in consolidation. The financial statements of the Company’s subsidiary are prepared using accounting policies consistent with those of the Company. In preparing our accompanying consolidated balance sheet as of September 25, 2014, management has evaluated subsequent events through October 14, 2014, the date such consolidated balance sheet was available to be issued.

The accompanying consolidated balance sheet was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The noncontrolling interest in a consolidated subsidiary is the portion of the equity (net assets) in the Operating Partnership that is not attributable, directly or indirectly, to the Company.

The Company will consolidate entities related to joint venture arrangements in which the Company has a controlling financial interest and significant decision making control over the entities’ operations. In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers factors such as ownership interest, board representation, management representation, size of the Company’s investment (including loans), authority to control decisions, and contractual and substantive participating rights of the members.

Interim Financial Data

The accompanying interim financial statement has been prepared by the Company in accordance with GAAP in conjunction with the rules and regulations of the SEC. The accompanying unaudited balance sheet reflects all adjustments, which are, in the Company’s opinion, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position. Interim results of operations are not necessarily indicative of the results to be expected for the period ending December 31, 2014; such results may be less favorable. In preparing our accompanying unaudited consolidated balance sheet as of September 30, 2014, management has evaluated subsequent events through November 26, 2014, the date such unaudited consolidated balance sheet was available to be issued.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. On September 25, 2014, the Company’s cash on deposit was within the federally insured limits. There are no restrictions on the use of the Company’s cash as of September 25, 2014.

Real Estate Assets

Investments in Real Estate

Single-family properties acquired but not subject to an existing lease will be treated as asset acquisitions, and as such will be recorded at their purchase price including acquisition fees, allocated between land, building and improvements based upon their relative fair values at the date of acquisition. Transactions in which single-family properties acquired with an existing lease will be recorded as business combinations under the guidance of ASC 805, Business Combinations, and as such will be recorded at fair value (approximated by the purchase price), allocated to land, building, improvements and existing in-place lease intangibles based upon their respective fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, the Company will utilize its own market knowledge and published market data. In this regard, the Company will also utilize information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

For single-family properties acquired with in-place leases, the estimated fair value of acquired in-place leases will be the estimated costs the Company would have incurred to lease the property under similar terms. Such cost will be amortized over the remaining life of the lease. For these properties, acquisition fees will be expensed as incurred and will be included in acquisition fees and costs expensed in the Company’s consolidated statements of operations.

The nature of the Company’s business requires that in certain circumstances the Company will acquire single-family properties subject to existing liens. Liens that the Company expects to be extinguished in cash will be estimated and accrued on the date of acquisition and recorded as a cost of the property.

The Company will incur costs to prepare its acquired properties to be rented. These costs, along with related holding costs during the period of renovation, will be capitalized to the cost of the building. Upon completion of the renovation of the Company’s properties, all costs of operations, including repairs and maintenance, will be expensed as incurred. The Company will capitalize expenditures that improve or extend the life of a home and for furniture and fixtures.

Depreciation and Amortization

Depreciation will be computed on a straight-line basis over the estimated useful lives of the buildings and improvements; buildings will be depreciated on a straight-line basis over 30 years, and improvements and furniture and fixtures will be depreciated generally over a range of five to fifteen years. The Company will consider the value of in-place leases in the allocation of the purchase price, and the amortization period reflects the remaining terms of the leases. The unamortized portion of in-place leases will be included in other assets.

Impairment of Long-Lived Assets

The Company will continually evaluate the Company’s long-lived assets for impairment whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in home values, rental rates and occupancy percentages and significant changes in the economy. If an impairment indicator exists, the Company will compare the expected future undiscounted cash flows against its net carrying amount. If the sum of the estimated undiscounted cash flows is less than the net carrying amount, the Company would record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. To determine the estimated fair value, the Company primarily will consider local broker price opinions, but also will consider any other comparable home sales or other market data as considered necessary. Such values represent the estimated amounts at which the homes could be sold in their current condition, assuming the sale is completed within a period of time typically associated with non-distressed sellers. Estimated values may be less precise, particularly in respect of any necessary repairs, where the interior of homes are not accessible for inspection by the broker performing the valuation.

Leasing Costs

Direct and incremental costs that the Company incurs to lease the properties will be capitalized and amortized over the term of the leases, which generally are expected to have a term of one year.

Allowance for Doubtful Accounts

The Company will maintain an allowance for doubtful accounts for estimated losses that may result from the inability of tenants or borrowers to make required rent or other payments. This allowance will be estimated based on payment history and current credit status.

Rescinded Properties

In certain jurisdictions, the Company’s purchases of single-family properties at foreclosure and judicial auctions will be subject to the right of rescission. When the Company is notified of a rescission, the amount of the purchase price will be reclassified as a receivable.

Revenue and Expense Recognition

The Company will lease single-family properties that it owns directly to tenants who occupy the properties under operating leases, generally, with terms of one year. Rental revenue, net of any concessions, will be recognized on a straight-line basis over the term of the lease. The Company will estimate losses that may result from the inability of tenants to make rental payments required under the terms of the lease.

The Company will accrue for property taxes and HOA assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. If these estimates are not correct, the timing and amount of expenses recorded could be incorrect.

Accrued and Other Liabilities

Accrued and other liabilities will consist primarily of trade payables, HOA fees and property tax accruals. It will also consist of contingent loss accruals, if any. Such losses will be accrued when they are probable and estimable. When it is reasonably possible that a significant contingent loss has occurred, the Company will disclose the nature of the potential loss and, if estimable, a range of exposure.

Rents and Other Receivables

The Company will periodically evaluate the collectability of amounts due from residents and maintain an allowance for doubtful accounts for estimated losses resulting from the inability of residents to make required payments under lease agreements. The Company will exercise judgment in establishing these allowances and consider payment history and current credit status of its residents in developing these estimates.

Fair Value of Financial Instruments

The accompanying consolidated balance sheet includes cash. The Company considers the carrying value of cash to approximate the fair value of these financial instruments based on the short duration between origination of the instruments and their expected realization. The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties.

ASC 820 establishes a hierarchy of valuation techniques based on the observability of inputs utilized in measuring financial assets and liabilities at fair values. ASC 820 establishes market-based or observable inputs as the preferred source of values, followed by valuation models using management assumptions in the absence of market inputs. The three levels of the hierarchy are described below:

Level I—Quoted prices in active markets for identical assets or liabilities.

Level II—Prices are determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability. These may include quoted prices for similar items, interest rates, speed of prepayments, credit risk and others.

Level III—Prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment) unobservable inputs may be used. Unobservable inputs reflect our own assumptions about the factors that market participants would use in pricing an asset or liability, and would be based on the best information available.

Organizational and Offering Costs

Specific costs directly attributable to the issuance of the Company’s common stock and subject to reimbursement by the Company upon issuance of the Company’s common stock will be charged against the gross proceeds of the Company’s offerings of its common stock. As indicated in Note 4, the Company has no reimbursement obligation with respect to an aborted offering of the Company’s common stock. Organization costs that do not qualify as specific costs directly attributable to the issuance of the Company’s common stock will be expensed when incurred and subject to reimbursement by the Company.

Distribution Policy

The Company intends to elect to be taxed as a REIT and to operate as a REIT beginning with the taxable year ending December 31, 2014 or the Company’s taxable year in which the Company’s material operations commence. To qualify as a REIT, the Company intends to make distributions each taxable year equal to at least 90% of its REIT taxable income (which is determined without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). The Company will be subject to income tax on its taxable income that is not distributed and to an excise tax to the extent that certain percentages of the Company’s taxable income are not distributed by specified dates.

The Company expects to make annual distributions. The amount, timing and frequency of any distributions will be determined by the Company’s board of directors in its sole discretion. The Company’s board of directors will consider such factors as it deems relevant when authorizing any distributions.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code and intends to operate as such beginning with its taxable year ending December 31, 2014 or the Company’s taxable year in which the Company’s material operations commence. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost, unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

The Company follows ASC 740, Income Taxes, to recognize, measure, present and disclose in its accompanying consolidated balance sheet uncertain tax positions that the Company has taken or expects to take on a tax return. As of September 25, 2014, the Company had no liabilities for uncertain tax positions that it believes should be recognized in its accompanying consolidated balance sheet. The Company has not been assessed interest or penalties by any major tax jurisdictions.

3.	Stockholder’s Equity

General

Under the charter of the Company, the total number of shares of capital stock authorized for issuance is 1,000,000 shares, consisting of 990,000 shares of common stock with a par value of $0.01 per share and 10,000 shares of preferred stock with a par value of $0.01 per share.

Except as may otherwise be specified in the Company’s charter, the shares of the Company’s common stock entitle the holders to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the Company’s board of directors in accordance with the Maryland General Corporation Law and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion or exchange rights. As of September 25, 2014, the Company had issued 500 shares of common stock, all of which are held by OPCM.

The Company’s charter provides the Company’s board of directors with authority to issue one or more classes or series of preferred stock and prior to the issuance of such shares, the Company’s board of directors shall have the power from time to time to classify or reclassify, into one or more classes or series, any unissued shares and designate the preferences, rights and privileges of such shares. The Company’s board of directors is authorized to amend its charter from time to time, without the approval of the stockholders, to increase or decrease the aggregate number of authorized shares of capital stock or the number of shares of any class or series that the Company has authority to issue. As of September 25, 2014, no shares of the Company’s preferred stock were issued and outstanding.

The Company currently plans on issuing shares of the Company’s preferred stock in a private placement exempt from registration under Rule 506 of Regulation D under the Securities Act to 100 investors who qualify as “accredited investors” as defined in Regulation D in order to ensure that the Company satisfies the REIT qualification requirement that the Company has at least 100 stockholders after the first year in which it elects to be taxed as a REIT. The Company anticipates that the shares of preferred stock issued in such a private placement will be sold for $1,000 per share, will be non-voting shares and will entitle the holders thereof to a 12.5% senior preferred return. There can be no assurance that the Company will be successful in issuing such preferred stock on the terms described or at all.

Distributions

The Company’s long-term policy will be to pay distributions from cash flow from operations. However, the Company expects to have insufficient cash flow from operations available for distribution until it makes substantial investments.

4.	Related Party Arrangements

Pursuant to an Expense Reimbursement Agreement (the “Expense Reimbursement Agreement”) among the Company, the Operating Partnership, the Advisor and SC Investment Advisors Pte. Ltd. (“SCIA”), the Advisor and SCIA have agreed that SCIA will pay all of the costs related to the organization of the Company and the organization of the QDII Investor (as defined in the Expense Reimbursement Agreement) and U.S. LP (as defined in the Expense Reimbursement Agreement) (collectively, the “Formation Costs”) incurred prior to August 15, 2014. The Expense Reimbursement Agreement further provides that SCIA and the Advisor will collectively pay all Formation Costs incurred after August 15, 2014. Pursuant to the Expense Reimbursement Agreement, the Operating Partnership will be obligated to reimburse all Formation Costs to SCIA and the Advisor following the Company’s initial issuance of shares of its common stock to the QDII Investor. In the event that the issuance of shares of the Company’s common stock to the QDII Investor does not occur, the Expense Reimbursement Agreement provides that the Company will have no reimbursement obligation with respect to the Formation Costs.

5.	Conflicts of Interest

All of the Company’s executive officers and its director are also executive officers, managers or holders of a direct or indirect controlling interest in the Advisor and other affiliated entities. Through affiliated entities, these persons may also serve as investment advisers to investors in real estate and real estate-related assets. As a result, they owe fiduciary duties to each of these entities, their members and limited partners and investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to the Company and its stockholders.

Some of the material conflicts that the Advisor or its affiliates will face are (1) the determination of whether an investment opportunity should be recommended to the Company or another affiliated entity; (2) the allocation of the time of key executive officers, directors, and other real estate professionals among the Company or another sponsor affiliated entity, and the activities in which they are involved; and (3) the fees received by the Advisor and its affiliates in connection with transactions involving the purchase, origination, management and sale of investments.

6.	Economic Dependency

The Company will be dependent on the Advisor and the Company’s regional operating partners, including Pintar, for certain services that are essential to the Company, including the identification, evaluation, negotiation, purchase and disposition of properties and other investments; management of the daily operations of the Company’s real estate portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

7.	Subsequent Events (Unaudited)

Organization and Offering Costs

The Advisor and SCIA have incurred offering costs subject to reimbursement by the Company contingent upon certain events as described in Note 4. As of November 26, 2014, the total contingent amount subject to reimbursement by the Company is $881,042 provided, that, pursuant to the Expense Reimbursement Agreement, the amount of any reimbursement owed to SCIA will be reduced on a dollar-for-dollar basis by the amount of the placement fee received by SCIA, and further, any offering costs which have not been previously reimbursed to SCIA will be reimbursed by the Company in connection with the liquidation of the Company.

Advisory Agreement

Pursuant to the terms of the Advisory Agreement the Company plans to enter into with the Advisor, the Advisor will manage the Company’s day-to-day operations and oversee the acquisition, management and disposition of the Company’s real estate portfolio, in accordance with the guidance of the Investment Committee.

Pursuant to the Advisory Agreement, the Operating Partnership will pay the Advisor an annual asset management fee (“Asset Management Fee”), if earned, calculated based upon the QDII Average Annual Return and the US L.P. Average Annual Return (each as defined below). The amount of the annual Asset Management Fee payable, if any, will be based on the QDII Average Annual Return and the US L.P. Average Annual Return as of the end of each Accrual Period (as defined below), as follows:

•	No Asset Management Fee is payable if either the QDII Average Annual Return or the US L.P. Average Annual Return for the Accrual Period is less than 2.0%;

•	An Asset Management Fee equal to 0.5% of the Company’s NAV as of the end of the Accrual Period is payable if both the QDII Average Annual Return and the US L.P. Average Annual Return for such Accrual Period is between 2.0% and 5.0%; and

•	An Asset Management Fee equal to 1.0% of the Company’s NAV as of the end of the Accrual Period is payable if both the QDII Average Annual Return and the US L.P. Average Annual Return for such Accrual Period is greater than or equal to 5.0%.

In the event that the QDII Average Annual Return and the US L.P. Average Annual Return for an Accrual Period differ to a degree which would result in the application of different Asset Management Fee calculations as described above (for example, if the QDII Average Annual Return for an Accrual Period is between 2.0% and 5.0% and the US L.P. Average Annual Return for such Accrual Period is greater than 5.0%), then the lesser of the Average Annual Return amounts will be used for all purposes to determine the amount of the Asset Management Fee payable for such Accrual Period.

The percentage of our NAV for a given Accrual Period set forth in the second and third bullet points above is referred to herein as the “Applicable Rate.”

As used above, “Accrual Period” means, (i) with respect to the QDII Average Annual Return, the period from the date that capital was invested in the Company by the QDII Investor (as defined in the Advisory Agreement) for shares of common stock through the last day of the most recent calendar year-end, and (ii) with respect to the US L.P. Average Annual Return, the period from the date that capital was invested in the Company by the US L.P. (as defined in the Advisory Agreement) for shares of common stock through the last day of the most recent calendar year-end.

As used above, “QDII Average Annual Return” means the average annual return of the QDII Investor, based on the increase in the Company’s NAV allocable to the capital contributions of the QDII Investor to the Company as of the end of the Accrual Period, plus the cumulative cash distributions paid to the QDII Investor by the Company during the Accrual Period, as adjusted for the estimated United States taxes associated with such distributions based upon the applicable tax rates associated with the ultimate beneficial holders of the Company’s common stock and gross of the portion of any Asset Management Fees paid to Pintar and our Advisor during the Accrual Period allocable to the QDII Investor.

As used above, “US L.P. Average Annual Return” means the average annual return of the QDII Investor, based on the increase in the Company’s NAV allocable to the capital contributions of the QDII Investor to the Company as of the end of the Accrual Period, plus the cumulative cash distributions paid to the QDII Investor by the Company during the Accrual Period, as adjusted for the estimated United States taxes associated with such distributions based upon the applicable tax rates associated with the ultimate beneficial holders of the Company’s common stock and gross of the portion of any Asset Management Fees paid to Pintar and the Advisor during the Accrual Period allocable to the QDII Investor.

If, upon the liquidation of the Company and the Operating Partnership, both the QDII Average Annual Return and the US L.P. Average Annual Return for the period (the “Holding Period”) from the date of issuance of shares of the Company’s common stock to the QDII Investor and the US L.P. through the completion of the liquidation, as calculated based on the Liquidation NAV (as defined below) is greater than 2.0% and less than 5.0%, the Operating Partnership will pay the Advisor a fee (“Asset Management Catch-Up Fee”) equal to, for each calendar year (or such other applicable period) during the Holding Period: (x) the difference, if any, between 0.5% and the Applicable Rate for such calendar year (or such other applicable period), multiplied by (y) the Liquidation NAV.

If, upon the liquidation of the Company and the Operating Partnership, both the QDII Average Annual Return and the US L.P. Average Annual Return for the Holding Period, as calculated based on the Liquidation NAV, is equal to or greater than 5.0%, the Operating Partnership will pay the Advisor an Asset Management Catch-Up Fee equal to, for each calendar year (or such other applicable period) during the Holding Period: (x) the difference, if any, between 1.0% and the Applicable Rate for such calendar year (or such other applicable period), multiplied by (y) the Liquidation NAV (as defined below).

In the event that the QDII Average Annual Return and the US L.P. Average Annual Return for the Holding Period differ to a degree which would result in the application of different Asset Management Catch-Up Fee calculations as described above (for example, if the QDII Average Annual Return for the Holding Period is between 2.0% and 5.0% and the US L.P. Average Annual Return for the Holding Period is greater than 5.0%), then the lesser average annual return amount will be used for all purposes to determine the amount of the Asset Management Catch-Up Fee payable.

As used above, “Liquidation NAV” means the Company’s net asset value, determined pursuant to the valuation guidelines adopted by the Company’s board of directors, based on the net value received upon liquidation of the Company’s investments rather than appraised value of the investments after satisfaction of all liabilities.

Pursuant to the Advisory Agreement, the Company will pay directly or reimburse the Advisor for all of the expenses paid or incurred by the Advisor or its affiliates in connection with the services the Advisor provides to the Company pursuant to the Advisory Agreement. Expense reimbursements to the Advisor pursuant to the Advisory Agreement will be made in cash on a monthly basis following the end of each month. The Company’s reimbursement obligations pursuant to the Advisory Agreement are not subject to any dollar limitation.

The initial term of the Advisory Agreement will be for one year. Thereafter, the Advisory Agreement will be renewed automatically each year for unlimited number of successive one-year periods. Both the Company and the Advisor may elect not to renew the Advisory Agreement upon written notice delivered 90 days prior to the expiration of the initial term or any renewal term. The Advisor may terminate the Advisory Agreement effective upon at least 30 days’ prior written notice to the Company in the event that the Company defaults in the performance or observance of any material term, condition or covenant contained in the Advisory Agreement and such default continues for a period of 30 days after written notice thereof specifying such default and requesting that the default be remedied in such 30-day period. The Advisory Agreement may be terminated by the Company upon at least 30 days’ prior written notice to the Advisor for “Cause” (as defined below).

“Cause” is defined in the Advisory Agreement to mean (i) fraud, criminal conduct, willful misconduct, or material breach of a fiduciary duty by the Advisor, (ii) a material breach of the Advisory Agreement by the Advisor, which breach shall continue for a period of 30 days after written notice thereof specifying the breach and requesting that the breach be remedied in the 30-day period (iii) upon the commencement of any proceeding relating to the Advisor’s bankruptcy or insolvency, or (iv) upon the dissolution of the Advisor.

In the event the Advisory Agreement is terminated or not renewed by the Company other than for cause, notwithstanding such termination or nonrenewal, the Advisor will remain entitled to continue to receive annual Asset Management Fees and the Asset Management Catch-Up Fee, if earned under the terms of the Advisory Agreement, pursuant to the terms of the Advisory Agreement.